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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 10-K

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
                         ACT OF 1934 [FEE REQUIRED]

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
                    EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

   FOR THE TRANSITION PERIOD FROM                COMMISSION FILE NUMBER
                  TO                                     0-7871

                           BB&T FINANCIAL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             NORTH CAROLINA                            56-1056232
        (STATE OF INCORPORATION)          (I.R.S. EMPLOYER IDENTIFICATION NO.)

         223 WEST NASH STREET,                           27893
         WILSON, NORTH CAROLINA                        (ZIP CODE)
    (ADDRESS OF PRINCIPAL EXECUTIVE
                OFFICES)

                                 (919) 399-4291
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

 SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE SECURITIES EXCHANGE ACT
                                    OF 1934:

          TITLE OF EACH CLASS                    NAME OF EACH EXCHANGE
     COMMON STOCK, PAR VALUE $2.50                ON WHICH REGISTERED
               PER SHARE                   NATIONAL ASSOCIATION OF SECURITIES
                                           DEALERS AUTOMATED QUOTATIONS SYSTEM
                                                        (NASDAQ)

  Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

  Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such
filing requirements for the past 90 days. YES  X   NO
                                              ---     ---

  The aggregate market value of the voting stock held by non-affiliates of the Registrant at January 31, 1994 was approximately $1,006,049,000.

  The number of shares of Registrant's Common Stock outstanding on January 31, 1994 was 32,097,247.

  Portions of the Proxy Statement of Registrant for the Annual Meeting of Shareholders to be held on April 26, 1994, are incorporated in Part III of this report.

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                                      II-1

                             CROSS REFERENCE INDEX

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                                                                     PAGE II-
                                                                 -----------------
 PART I   Item 1  Business
                   Description                                                 3,4
                   Average Balance Sheets                                   16, 17
                   Net Interest Income Analysis--Taxable
                   Equivalent Basis                                         16, 17
                   Net Interest Income and Volume/Rate
                   Variance--Taxable Equivalent Basis                           14
                   Investment Portfolio                                     32, 33
                   Securities--Maturity/Yield Schedule                          21
                   Types of Loans                                               18
                   Maturities and Sensitivities of Loans to
                   Changes in Interest Rates                                 20-22
                   Risk Elements                                 10, 11, 18-20, 33
                   Loan Loss Experience                              10, 11, 18-20
                   Average Deposits                                         16, 17
                   Maturity Distribution of Large
                   Denomination Time Deposits                                   20
                   Return on Equity and Assets                                  14
                   Short-Term Borrowings                                    34, 35
          Item 2  Properties                                                     4
          Item 3  Legal Proceedings                                         40, 41
          Item 4  There has been no submission of matters
                  to a vote of shareholders during the
                  quarter ended December 31, 1993
 PART II  Item 5  Market for the Registrant's Common Stock
                  and Related Shareholder Matters                           22, 23
          Item 6  Selected Financial Data                                       13
          Item 7  Management's Discussion and Analysis of
                  Financial Condition and Results of
                  Operations                                                  4-23
          Item 8  Financial Statements and Supplementary
                  Data
                  Consolidated Balance Sheets at December
                  31, 1993 and 1992                                             24
                  Consolidated Statements of Income for
                  each of the years in the three-year
                  period ended December 31, 1993                                25
                  Consolidated Statements of Shareholders'
                  Equity for each of the years in the
                  three-year period ended December 31, 1993                     26
                  Consolidated Statements of Cash Flows for
                  each of the years in the three-year
                  period ended December 31, 1993                                27
                  Notes to Consolidated Financial
                  Statements                                                 28-44
                  Independent Auditors' Report                                  45
                  Quarterly Financial Summary for 1993 and
                  1992                                                          23
          Item 9  There has been no disagreement with
                  accountants on accounting and financial
                  disclosures
 PART III Item 10 Directors and Executive Officers of the
                  Registrant                                                     *
          Item 11 Executive Compensation                                         *
          Item 12 Security Ownership of Certain Beneficial
                  Owners and Management                                          *
          Item 13 Certain Relationships and Related
                  Transactions                                                   *
 PART IV  Item 14 Exhibits, Financial Statement Schedules,
                  and Reports on Form 8-K
                  (a)(1) Financial Statements (See Item 8
                         for reference)
                     (2) Financial Statement Schedules
                         normally required on Form 10-K are
                         omitted since they are not applicable
                     (3) Exhibits have been filed separately
                         with the Commission and are available
                         upon written request
                  (b)    On October 29, 1993, the Registrant
                         filed Form 8-K, including as exhibits
                         the unaudited interim financial
                         statements of Old Stone Bank of North
                         Carolina, Citizens Savings Bank, SSB,
                         Inc. and Asheville Savings Bank, SSB
                         and subsidiary for the period ended
                         June 30, 1993.
                         On December 10, 1993, the Registrant
                         filed Form 8-K, reporting the
                         agreement to acquire all of the
                         outstanding shares of LSB Bancshares,
                         Inc. of South Carolina, Lexington,
                         South Carolina in exchange for
                         approximately 3,834,625 shares of the
                         Registrant's common stock. Also the
                         Registrant reported the termination
                         of the pending acquisition of Key
                         Risk Management Services, Inc. by
                         mutual consent of the parties.

* Information called for by Part III (Items 10 through 13) is incorporated by reference to the Registrant's Proxy Statement for the 1994 Annual Meeting of Shareholders filed with the Securities and Exchange Commission.

                            DESCRIPTION OF BUSINESS

REGISTRANT

  BB&T Financial Corporation (BB&T) is a bank holding company organized under the laws of the state of North Carolina. The principal assets of BB&T are all of the outstanding shares of common stock of Branch Banking and Trust Company; BB&T Financial Corporation of South Carolina, which in turn owns all of the outstanding shares of Branch Banking and Trust Company of South Carolina; and four North Carolina savings institutions. BB&T also has interest-bearing bank balances with, and loans and advances to, its subsidiaries. The principal sources of revenue of BB&T are interest income, dividends and management fees received from its subsidiaries. At December 31, 1993, BB&T had consolidated assets of $9.17 billion and BB&T and its subsidiaries had 4,437 employees.

BRANCH BANKING AND TRUST COMPANY (BB&T-N.C.)

  BB&T-N.C. is chartered under the laws of the state of North Carolina to engage in the general banking business. BB&T-N.C. is also authorized to operate trust, insurance and travel departments and is a registered dealer in municipal securities. BB&T-N.C. had $7.79 billion in assets at December 31, 1993, and was the fourth largest bank in North Carolina. On December 31, 1993, BB&T-N.C. had 3,882 employees of whom 1,495 were officers, and operated 215 branches in 118 cities in North Carolina. BB&T-N.C. provides a full range of commercial banking, consumer banking, trust and insurance services, primarily through its extensive branch network. BB&T-N.C.'s wholly-owned subsidiary, BB&T Investment Services, Inc., is licensed as a general broker/dealer of securities and at December 31, 1993 had 23 employees. Currently BB&T Investment Services, Inc., is engaged in retailing of mutual funds, U.S. Government securities, municipal securities, fixed and variable insurance annuity products and unit investment trusts.

BRANCH BANKING AND TRUST COMPANY OF SOUTH CAROLINA (BB&T-S.C.)

  BB&T-S.C. is chartered under the laws of the state of South Carolina to engage in the general banking business and is authorized to operate a trust department. BB&T-S.C. had $489 million in assets at December 31, 1993, and was among the ten largest banks in South Carolina. On December 31, 1993, BB&T-S.C. had 190 employees of whom 70 were officers, and operated 19 offices in five counties in the Piedmont region of South Carolina. BB&T-S.C. provides a full range of commercial banking, consumer banking, trust and investment services through its branch network.

NORTH CAROLINA SAVINGS INSTITUTIONS

  BB&T had four wholly-owned savings institutions in North Carolina at December 31, 1993: Citizens Savings Bank, SSB, Inc., Newton with $254 million in assets; Mutual Savings Bank of Rockingham County, SSB, Reidsville, with $87 million in assets; Old Stone Bank of North Carolina, High Point, with $558 million in assets; and Citizens Savings Bank, SSB, Mooresville, with $64 million in assets. The savings banks are engaged primarily in the business of attracting deposits from the public and originating residential mortgage, commercial and consumer loans. At December 31, the four savings banks had 342 employees of whom 95 were officers, and operated 30 offices in 20 cities in North Carolina.

ACQUISITIONS

  During the past four years BB&T consummated the acquisitions of 14 savings institutions. On December 31, 1993, BB&T had pending agreements to acquire two additional savings institutions in North Carolina. Also in 1993, BB&T announced an agreement to acquire L.S.B. Bancshares, Inc. of South Carolina. For additional information on acquisition activities, see Management's Discussion and Analysis and Footnotes 2 and 3 of the Consolidated Financial Statements. Ten of the acquired savings institutions were merged into BB&T-N.C. subsequent to their acquisitions, and the four remaining savings institutions have been or will be merged into BB&T-N.C. in 1994. Acquisitions are expected to be fewer in coming years because of changing regulatory and economic conditions.

COMPETITION

  Commercial banking in the Carolinas is highly competitive. Both states permit branch banking, which is widely practiced. Several large interstate bank holding companies are headquartered in North Carolina and own subsidiary banks in the Carolinas with substantially greater resources than BB&T and its subsidiaries. The competition includes both major banks and smaller independent banks, as well as other financial institutions, such as savings and loan associations, credit unions and securities firms. In the case of larger corporate accounts, BB&T's subsidiaries must compete with services offered by major banking companies from throughout the country.

REGULATION

  As a bank holding company, BB&T is subject to supervision, examination and regulation by the Board of Governors of the Federal Reserve System and the North Carolina Banking Commission. Both BB&T-N.C. and BB&T-S.C. are subject to supervision and examination by the Federal Deposit Insurance Corporation and their respective state banking commissions. BB&T as a savings and loan holding company is subject to regulation and examination by the Office of Thrift Supervision. Citizens Savings Bank, SSB, Inc. of Newton, Mutual Savings Bank of Rockingham County, SSB of Reidsville and Citizens Savings Bank, SSB of Mooresville are subject to supervision and regulation by the Federal Deposit Insurance Corporation and the Savings Institutions Division of the North Carolina Department of Commerce. Old Stone Bank of North Carolina is subject to supervision and regulation by the FDIC and the Office of Thrift Supervision.

PROPERTIES

  The main banking and executive offices of BB&T and BB&T-N.C. are located in a modern building located in Wilson, North Carolina. BB&T-N.C. operates 215 banking locations, the majority of which are leased premises. BB&T-S.C. operates from its main offices in Greenville, South Carolina; and has 18 full service offices and one drive-in facility in Greenville and surrounding localities. The four savings institutions operate from 30 branches in North Carolina. Approximately one-half of the offices of BB&T-S.C. and the savings institutions are leased and one-half are owned.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

  The following discussion and analysis is intended to assist readers in understanding BB&T's results of operations and changes in financial position for the past three years. This review should be read in conjunction with the consolidated financial statements, and accompanying footnotes beginning on page 24 of this annual report and the supplemental financial data contained in tables 1 to 19 found on pages 13 to 23 of this annual report.

  During the period 1990-93, BB&T consummated the acquisitions of 14 thrift institutions with total assets of approximately $3.1 billion. BB&T currently has pending the acquisitions of two additional thrift institutions, as well as L.S.B. Bancshares, Inc., of South Carolina, a multi-bank holding company. The assets of these three institutions totalled approximately $1.2 billion at the end of 1993.

  Ten of the completed acquisitions were accounted for using the purchase method of accounting. The other four acquisitions were accounted for using the pooling-of-interests method of accounting, and all financial data has been restated to include the results of the pooled companies. Period to period comparisons of financial positions and results of operations (and the components thereof) are not necessarily indicative of the results that might have been obtained had all acquisitions been consummated at the beginning of the reporting periods. Selected pro forma financial data is contained in Footnote 2 of the consolidated financial statements.

                       SUMMMARY OF RESULTS OF OPERATIONS

  BB&T reported record earnings for the eleventh consecutive year in 1993. Net income totalled $98.2 million in 1993, an increase of $21.8 million or 28.4% over 1992. Net income for 1992 was $76.5 million and was $11.8 million or 18.2% over the earnings of $64.7 million recorded in 1991. The five-year compound annual growth rate of net income has been 18.6%.

  Primary net income per share rose 17.0% from 1992 to $3.10 in 1993, and fully diluted net earnings per share grew 20.1% to $3.05. Primary net income per share was $2.65 in 1992 and $2.50 in 1991, while fully diluted per share earnings for those two years were $2.54 and $2.38, respectively. The following highlights underscore the key elements of performance for 1993.

    * Average earning assets increased 13.3% for 1993 and 12.9% for 1992. Taxable equivalent net interest income rose $37.0 million or 12.1% in 1993. This followed an increase in taxable equivalent net interest income of $48.3 million or 18.8% in 1992.

    * The provision for loan losses was reduced by $12.9 million or 42.5% in 1993, following a reduction of $8.3 million or 21.3% in 1992. The provision totalled $17.5 million in 1993, less than half the record high provision of $38.7 million recorded two years earlier. BB&T recorded the large provision in 1991 because of unusually high levels of both nonperforming assets and actual loan losses. Improved asset quality has allowed BB&T to reduce its provision for loan losses during the past two years.

    * Noninterest income for 1993 increased $22.1 million or 24.7% to a total of $111.7 million. This followed an increase of $3.8 million or 4.4% in 1992. Noninterest income included gains on sales of securities of $1.4 million in 1993, $6.0 million in 1992 and $10.8 million in 1991.

    * Noninterest expense totalled $276.7 million in 1993. This represented an increase of $44.0 million or 18.9% from the $232.7 million in 1992, which was an increase of 18.2% over 1991.

    * The effective tax rate was 32.7% in 1993, 34.0% in 1992 and 28.3% in 1991.

  The return on average assets for 1993 was 1.23%, compared with 1.09% in 1992 and 1.04% in 1991. The returns on average shareholders' equity for each of the last three years were 14.27%, 13.34% and 13.74%, respectively.

  At the end of 1993, the ratio of equity to assets was 8.11%, compared with 8.33% a year earlier and 7.80% at the end of 1991. The risk-adjusted total capital ratio was 13.61% at the end of the year, compared with 15.27% twelve months earlier. The equity and capital ratios of BB&T declined marginally in 1993 because of the acquisition of Old Stone Bank of North Carolina (total assets of approximately $537 million) in a cash purchase. Table 2 provides highlights of key profitability measures for each of the past five years.

NET INTEREST INCOME

  Net interest income represents the principal source of earnings for BB&T. Net interest income equals the amount by which interest income exceeds interest expense. For 1993 net interest income represented 74.6% of net revenues (net interest income plus noninterest income), compared with 76.4% in 1992 and 73.7% in 1991. This ratio was unusually low in 1991 because of gains on sales of securities included in noninterest income, and, more importantly, was substantially lower in 1993 because of substantial increases in noninterest revenues from BB&T's mortgage banking, insurance agency, trust and investment sales activities.

  The taxable equivalent net yield on average earning assets is a primary measure used in evaluating the effectiveness of the management of earning assets and funding liabilities. The net yield on average earning assets was 4.55% in 1993, 4.60% in 1992 and 4.38% in 1991. BB&T has generated higher net interest margins during the past four years, representing a reversal of declining margins through much of the 1980s. However, margins are expected to stabilize or decline in coming quarters.

  Several factors have contributed to the improved net interest margins in recent years. A slower rate of growth in earning assets, particularly loans (excluding the effect of acquisitions), has enabled BB&T to improve the rate structure of its funding liabilities. Also, as interest rates have declined in recent years, market factors have resulted in increased spreads between the rates earned on earning assets and rates paid for interest-bearing liabilities. This has been particularly beneficial to BB&T as rates paid for deposits and other funds used to finance investments in fixed rate mortgages acquired with the thrifts have been declining. The refinancing boom in home mortgage lending eliminated much of this advantage by the end of 1993.

  Another factor in the improved net interest margins has been the benefits realized from hedging instruments, particularly interest rate swaps, used as tools in managing net interest income and margins. BB&T realized benefits of $17.6 million in 1993 and $18.2 million in 1992 from its hedges. Finally, growth in noninterest-bearing deposits and increased levels of shareholders' equity have provided additional funding with no related interest cost. This has resulted in greater amounts of net interest income and improved margins. Average noninterest-bearing deposits increased by approximately $100 million in each of the past two years, while average shareholders' equity increased $102 million in 1992 and $115 million in 1993.

PROVISION FOR LOAN LOSSES

  An annual provision for loan losses is charged against earnings in order to maintain the allowance for loan losses at a level considered adequate by management to absorb existing and potential losses in the loan portfolio. As a result of improved asset quality, the provision recorded by BB&T in 1993 was $17.5 million, compared with $30.4 million in 1992 and $38.7 million in 1991. The greater provision recorded in 1991 reflected increased levels of net charge-offs and nonperforming assets resulting from a persistent economic slowdown and a deterioration in real estate markets and values during the period 1990-91. For a more detailed discussion of loan credit qualities, see "RISK MANAGEMENT", particularly the section "Nonperforming Loans and Allowance for Loan Losses".

NONINTEREST INCOME

  Noninterest income for BB&T primarily consists of service charges on deposit accounts, trust revenues, mortgage origination and servicing revenues, insurance commissions, gains and losses on investment securities sales, and other commissions and fees derived from various banking and bank-related activities. Noninterest income for 1993 totalled $111.7 million, compared with $89.6 million in 1992 and $85.8 million in 1991. Over the past five years, noninterest income has grown at a compound annual rate of 21.9%. Excluding gains and losses on securities transactions, the five-year compound annual rate of increase was 23.1%.

  Service charges on deposit accounts have historically represented the largest single source of noninterest income. This continued to be the case in 1993, as such revenues totalled $36.4 million, an increase from $30.4 million in 1992 and $27.3 million in 1991. Deposit services are repriced annually to reflect current costs and competitive factors. The ability to generate significant additional amounts of noninterest revenues will be increasingly important in the future. Excluding service charges on deposit accounts, BB&T will focus on four primary areas for growth--mortgage banking, trust operations, insurance agency, and investment sales and brokerage activities. BB&T is making significant investments in each of these areas to assure future success.

  Mortgage banking income (which includes servicing fees and profits from the origination and sale of loans) increased $6.5 million or 58.9% to a 1993 total of $17.7 million. Mortgage banking income totalled $11.1 million in 1992 and $11.0 million in 1991. Home mortgage interest rates declined substantially in both 1992 and 1993. As a result, there was a heavy volume of prepayments by homeowners in both of those years and the simultaneous originations of replacement mortgage loans. BB&T realized gains from the origination and sale of mortgages totalling approximately $14.8 million in 1993, an increase of $6.1 million or 69.8% over 1992. This followed an increase of $5.7 million in 1992. The increased gains from mortgage originations and sales were partially offset by a write-off of approximately $5.0 million in excess servicing receivable in 1993, resulting from accelerated prepayments. BB&T originated approximately $1.5 billion in home mortgage loans in 1993 and $1.1 billion in 1992. At the end of 1993 BB&T was servicing mortgage loans with principal balances of approximately $3.9 billion.

  General insurance commissions increased approximately $4.0 million or 60.0% in 1993 to a total of $10.7 million. Insurance commissions totalled $6.7 million in 1992 and $6.2 million in 1991. BB&T's insurance agencies have become an increasingly important source of noninterest revenue, and this trend is expected to accelerate in the future. BB&T has expanded its network of insurance agencies through acquisitions in recent years, and acquired four agencies in 1993 and two in 1992.

  The offering of trust services has been a traditional service of many banks. BB&T has had a trust department for over 80 years. Trust revenues from corporate and personal trust services totalled $11.0 million in 1993. This was an increase of $1.6 million or 16.8% over the revenues of $9.5 million in 1992, which in turn was an increase of $1.2 million or 15.0% over the $8.2 million earned in 1991. Managed assets totalled $2.1 billion at the end of 1993. BB&T is placing an emphasis on its corporate trust activities, particularly the management of employee benefit plans. In 1992 the trust division established its own family of proprietary mutual funds. BB&T now manages six mutual funds, which will provide investment alternatives both for its trust clients and for other customers of BB&T.

  As a state bank, BB&T has been a registered dealer in securities for many years. Historically, BB&T served a passive role, with activities limited to the sale of securities of the U.S. Treasury, U.S. government agencies and state and municipal governments to customers. In the mid 1980s BB&T added its first salesperson devoted exclusively to the sale of securities. Still, its only role was to provide a service to customers as requested. In 1993 BB&T Investment Services, Inc. was incorporated as a subsidiary of BB&T-N.C. BB&T began to take a more active role in selling various securities to its customers, with an emphasis being placed on the sale of fixed rate debt securities and shares of BB&T's proprietary mutual funds. At the end of 1993 the broker/dealer subsidiary had 23 employees. Investment sales commissions totalled $1.5 million in 1993, compared with only $579,000 in 1992.

  Finally, noninterest income included approximately $4.5 million in negative goodwill amortization in 1993, $4.0 million in 1992 and $1.5 million in 1991. Negative goodwill (excess of net assets acquired over cost) totalling approximately $52 million was recorded in the purchase acquisitions of thrift institutions in the years 1991-93.

NONINTEREST EXPENSE

  Noninterest expense for 1993 increased $44.0 million or 18.9% to a total of $276.7 million. This followed an increase of 18.2% in 1992. The acquisitions of six savings associations in 1993, one in 1992 and three in 1991 were accounted for as purchases, and, accordingly, prior period history was not restated. The growth in expenses for 1993 and 1992 includes the incremental cost of operations related to these acquisitions and the cost of standardizing their operating systems and procedures to those of BB&T.

  Salaries and wages increased 17.9% in 1993 and 16.0% in 1992 which includes approximately 5% annual merit pay increases in each year and the compensation of additional employees who joined BB&T with the consummation of the aforementioned thrift acquisitions. The financial performance of 1993 and 1992 also resulted in increased amounts of incentive compensation. Other personnel expense increased 26.6% from $19.8 million in 1992 to $25.0 million in 1993. Other personnel expense increased 17.1% in 1992. Categories contributing to the increases in other personnel expense include the cost of providing employee health insurance, pension plan expense and additional social security taxes created by higher levels of employee salaries and wages. Also, in 1993 BB&T adopted the provisions of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". BB&T has historically provided hospitalization insurance coverage to its retirees. BB&T incurred an increase in expense of approximately $1.2 million in adopting the provisions of Statement No. 106. In order to manage the cost of providing postretirement benefits, BB&T changed its policy to provide a fixed benefit for employees who retire subsequent to 1992. For those employees who retired prior to 1993, BB&T will continue to provide the full hospitalization insurance benefit for life.

  BB&T has made a major commitment to employee training and education in recent years. As a result of this emphasis, the total cost of training increased approximately $658,000 to a total of $2.7 million for 1993, in part due to training provided employees of acquired savings institutions. This followed an increase of $545,000 in 1992.

  Premiums paid to the FDIC for deposit insurance increased $1.7 million or 14.0% to a total of $14.0 million for 1993. For 1992 the increase was $1.7 million or 15.6%. Deposit insurance premiums were increased dramatically in the years 1989-91, as the FDIC looked to premiums received from healthy banks to cover the costs of actual or pending failures of unhealthy institutions. The rate increased from an annual rate of $.12 per $100 of deposits in 1990 to $.23 per $100 of deposits for the period beginning July 1, 1991. BB&T has not experienced any additional rate increases since that date, and does not anticipate increases in its deposit insurance premium rates for 1994.

  Net occupancy expense totalled $21.5 million in 1993. This represented an increase of $3.0 million or 16.1% over the expense of $18.5 million in 1992, which in turn was 10.1% greater than the expense of $16.8 million in 1991. During 1993, BB&T added 65 new offices (including 63 through acquisitions), closed 11 offices and relocated three. Each of the new offices involved a relocation and/or consolidation of existing offices. During 1993 BB&T increased the number of locations from 210 to 264.

  Furniture and equipment expense totalled $24.5 million in 1993, compared with $18.9 million in 1992 and $16.3 million in 1991. Much of the increase in furniture and equipment expense provided improved technological capabilities. During the year, loan platform automation for the retail lending function was completed and advances were made in implementing platform automation for the commercial lending function. A new mainframe was added, 720 personal computers were added (most of which are terminals to the mainframe), and 50 automated teller machines were purchased.

  Total capital expenditures totalled approximately $40 million in 1993. Capital expenditures for 1994 are planned at $50 million, including $22 million for furniture and equipment and $28 million for facilities. The plan includes a continuation of the expansion and replacement of terminals with microcomputers, and the addition of 33 automated teller machines and replacement of 29 automated teller machines.

INCOME TAXES

  The combined incremental federal and state statutory tax rate for BB&T, after giving effect to the 1% increase in the federal tax rate to 35% in 1993, was 40.14%. Because of its investments in tax exempt loans and investment securities, the effective tax rate for BB&T was 32.7% in 1993, 34.0% in 1992 and 28.3% in 1991. The effective rate was higher in 1992 because of a change in the tax status of a merged thrift institution prior to acquisition by BB&T and the resultant recording of a tax liability of approximately $3.8 million due to the recapture of its statutory bad debt reserve.

  BB&T adopted the provisions of Financial Accounting Standards Board Statement Number 109, "Accounting for Income Taxes" in 1993. The adoption of the provisions of this statement resulted in BB&T changing from the deferral method of accounting for income taxes to the asset and liability method. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of pretax income at enacted tax rates expected to be in effect when such amounts are realized or settled. The change in accounting method had no material impact on either the financial position or reported results of operations for BB&T. Also, the increase in the federal tax rate from 34% to 35% had no material impact on the results of operations of BB&T.

                               FINANCIAL POSITION

  Average assets totalled approximately $8.0 billion in 1993, an increase of approximately 13.7% over the average of $7.0 billion in 1992. Average assets grew 13.0% in 1992 and 10.7% in 1991. At the end of 1993 assets totalled approximately $9.2 billion. Excluding the effects of thrift acquisitions, average assets have increased at an average rate of approximately 5% over the past three years.

  The five-year compound rate of growth in average assets was 10.2%. Over the same five-year period, the compound annual growth rates based on average balances have been 10.4% for earning assets, 9.9% for loans, 12.6% for investment securities and 9.4% for deposits. All growth rates have been enhanced by the effects of acquisitions accounted for as purchases.

  Loans totalled approximately $6.3 billion at the end of 1993. This represented an increase of approximately $1.4 billion in 1993, following increases of approximately $287 million in 1992 and $837 million in 1991. The six thrifts acquired in 1993 and accounted for as purchases had approximately $860 million of loans at the respective dates of acquisition, while the thrift added in 1992 had approximately $80 million in loans at acquisition. Thus, the internally generated loan growth was only $500 million in 1993 and $207 million in 1992. While the economy has expanded at a moderate rate over the past two years, loan demand has not been as strong as might be historically expected in a growing economy. The long-range objective of BB&T is to maintain a rate of internal growth which approximates that of its markets in the Carolinas. BB&T believes that this will result in a rate of increase which will be sustainable and profitable.

  Investment securities increased 19.5% to a total of $2.2 billion at the end of 1993. This followed an increase of 7.7% in 1992. BB&T historically has maintained an investment portfolio of 21-25% of total assets. At the end of 1993, investment securities represented 24.0% of assets. BB&T expects the investment portfolio to continue to represent 21-25% of total assets over the long-term.

  Average deposits increased 8.1% in 1993, following an increase of approximately 9.0% in 1992. Interest-bearing deposits increased approximately $357 million in 1993, while noninterest-bearing deposits rose approximately $108 million. BB&T has experienced a renewed growth in noninterest-bearing deposits over the past two years following several years of little or no growth. Substantially all of the growth in interest-bearing deposits was in lower cost core deposits. The acquired thrifts accounted for as purchases had approximately $1.8 billion in deposits (principally interest-checking, savings and retail certificates of deposits) at the respective dates of acquisitions. The slower overall growth rate experienced in recent years has been an enabling factor to improving the funding mix and, thereby, net interest margins and income.

  Shareholders' equity grew 22.6% in 1993 and 13.8% in 1992. Through stock offerings undertaken to acquire mutual thrift institutions, BB&T generated $27.3 million in equity in 1993, $9.7 million in 1992 and $50.2 million in 1991. Additionally equity has come from the retention of earnings and from new shares of stock issued under employee benefit and stock option plans and the dividend reinvestment plan. Also, BB&T issued common stock with a value of approximately $22.8 million in consummating the acquisition of a savings bank in 1993 and added approximately $33.3 million through the conversion of convertible debentures to common stock. In recent years the return on average equity has been in the 13-14% range and the dividend payout ratio has been 31-33%. Thus, the retention of earnings has resulted in an annual contribution of approximately 10% to the growth in equity.

  BB&T has traditionally been considered to be strongly capitalized. The ratio of shareholders' equity to year-end assets was 8.11% at the end of 1993, compared with 8.33% a year earlier. While management views the equity-to-assets ratio as the principal indicator of capital strength, additional measures are used by regulators. Bank holding companies, and their subsidiaries, are subject to risk-based capital measures. The risk-based capital ratios measure the relationship of capital to a combination of balance sheet and off-balance sheet credit risk. The values of both balance sheet and off-balance sheet items are adjusted to reflect credit risk.

  Tier 1 capital is required to be at least 4% of risk-weighted assets, and the total capital must be at least 8% of risk-weighted assets. The Tier 1 capital ratio for BB&T at the end of 1993 was 11.85%, and the total capital ratio was 13.61%. At the end of 1992, those ratios were 12.48% and 15.27%, respectively. BB&T leveraged its equity and capital in 1993 through the acquisition of Old Stone Bank of North Carolina in a cash transaction. BB&T added approximately $537 million in assets through the acquisition of Old Stone, which was acquired for a cash price of $58.25 million.

                                RISK MANAGEMENT

  The business of banking is basically one of managing risks. In managing the portfolios of assets and liabilities, the primary objective is to manage the inherent credit risk and interest rate risk, in a context which also provides ongoing profitability and meets customer needs. Prudent balance sheet management also requires the maintenance of liquidity and a strong capital position.

CREDIT RISK MANAGEMENT

  A key component of balance sheet management is the management of credit risk. In recent years, this represented a particular risk for lenders, requiring a most concerted effort to minimize loss exposure. Credit risk is inherent in the portfolios of both investment securities and loans. However, the majority of credit risk at BB&T is in the loan portfolio.

  The Loan Policy Committee, which establishes loan policy and reviews and approves larger credits, provides overall direction to the administration of BB&T's loan portfolios. The Loan Administration Division is responsible for the ongoing loan operations and oversees larger credits and problem credits.

  The loan review process is intended to ensure that sound and consistent credit decisions are made. The loan function is administered by personnel who have depth of experience and are provided with continuous training. Over the years the methods for analyzing business financial performance and the ability to repay loans has been refined. A detailed financial analysis is prepared prior to the funding of larger business credits, and the analyses are updated on a regular basis.

  A key element in minimizing the risk of loss in a business loan portfolio is the diversification of such risk. While the legal lending limit of the North Carolina chartered bank is in excess of $100 million, BB&T operates with in-house limits of $37.5 million or less. Additional lower limits are established based on risk grades, the business or industry of the borrower, type of collateral (non-real estate versus real estate) and other considerations, including the ability of the borrower to meet obligations with funds generated from normal operations. Currently, no borrower has loans and/or commitments equal to the in-house limit. Although the ability of the borrower to repay is the critical element in any lending decision, substantially all loans at BB&T, other than those of the very highest quality, are, in BB&T's view, well collateralized. Independent appraisals are required for properties securing loans in excess of $100,000.

  A vast majority of loans made by BB&T-N.C. and BB&T-S.C. are to businesses with operations headquartered in the two Carolinas; however, a limited number of loans have been made to businesses which are domiciled in other states but have North Carolina operations. BB&T has not provided credit for highly leveraged transactions, the energy sector or loans to lesser developed countries and has not been a purchaser of loan participations and does not have a high concentration of loans in any industry.

NONPERFORMING LOANS AND ALLOWANCE FOR LOAN LOSSES

  Loans are placed on nonaccrual status when collection of interest and principal is doubtful. There are three negative implications for earnings when a loan is placed in nonaccrual status. All interest accrued but unpaid at the date the loan goes on nonaccrual status is either deducted from interest income or written off as a loss. Secondly, future accruals of interest are not made until it becomes certain that both loan principal and interest can be paid. Finally, there may be actual losses which necessitate additional provisions for loan losses charged against earnings.

  BB&T experienced increases in both nonperforming assets and actual losses in 1991 and 1990. Accordingly, the provisions and allowances for loan losses were increased in those years. BB&T intensified its loan review processes in order to minimize credit problems in that difficult environment, and there were considerable improvements in both nonperforming assets and actual losses in 1993 and 1992.

  For BB&T, nonperforming loans totalled $30.6 million on December 31, 1993, compared with $27.8 million at the end of 1992 and $57.2 million at the end of 1991. Nonperforming loans equaled .49% of loans at the end of 1993, down from .56% a year earlier and 1.23% at the end of 1991. Net charge-offs were .23% of average loans outstanding in 1993, compared with .45% in 1992 and .60% in 1991. For the same three years, the provisions charged against earnings as a percent of average loans outstanding were .32%, .63% and .92%, respectively. In 1993 and 1992, both the amount of actual charge-offs and the provision for loan losses declined significantly from 1991 levels, which were the highest in the history of BB&T.

  BB&T maintains a watch list for credits with balances of $100,000 or greater and which are categorized in the highest risk grades. The amount of loans on the watch list totalled $94.9 million, 1.50% of loans outstanding at December 31, 1993, and $165.7 million, 3.35% of loans outstanding, a year earlier. The $94.9 million includes $20.7 million in nonaccruing status and $74.2 million which are currently performing, but in the opinion of management, represent other potential problem loans.

  As a result of increased provisions for loan losses in recent years, the allowance for loan losses increased to $88.2 million or 1.40% of loans outstanding at the end of 1993. At the end of 1992 the allowance for loan losses was $73.1 million or 1.48% of outstanding loans. The allowance for loan losses was 2.88 times nonperforming loans at the end of 1993, up from 2.63 times nonperforming loans as of December 31, 1992, 1.11 times nonperforming loans as of December 31, 1991 and 1.15 times at the end of 1990. The allowance plus equity was 19.46 times nonperforming assets at the end of 1993, compared with 13.88 a year earlier.

  Management continually reviews the loan portfolio for signs of deterioration. In making their evaluation of the portfolio, factors considered include the individual strength of borrowers, the strength of the individual industries, the value and marketability of collateral, specific market strengths and weaknesses, and general economic conditions. Management believes that the allowance for loan losses at December 31, 1993 is adequate to cover potential loan losses inherent in the loan portfolio.

INTEREST RATE RISK MANAGEMENT

  The primary assets of banks are portfolios of investment securities and loans, while liabilities are primarily composed of interest-bearing deposits and borrowed funds. Assets and liabilities have varying maturities from one day to several years and the associated interest rates may be fixed or variable. The objective in managing maturities and rates is to optimize net interest income to the extent possible, while minimizing the risk associated with significant, often unforeseen shifts in interest rates.

  Sensitivity to interest rate changes is one of the manageable risks assumed by banks. When assets and liabilities reprice at different intervals, earnings become sensitive to changes in market interest rates. BB&T uses financial hedging instruments to help manage interest rate risk and reduce its exposure to sharp changes in market rates of interest. Interest rate swap agreements provide a hedge against the adverse effects of changing interest rates and, thereby, contribute to the stabilization of net interest income. This risk management strategy contributed $17.6 million to pre-tax earnings in 1993 and $18.2 million in 1992.

LIQUIDITY

  For BB&T the principal source of asset liquidity is marketable investment securities, particularly those maturing within one year. The objective in the management of the investment securities portfolio is to maximize yields within a framework which emphasizes shorter maturities and a managed assets/liabilities interest rate sensitivity position. Such a strategy minimizes the possibility of earnings losses associated with sharp swings in market rates of interest.

  Through a strategy of securitizing internally originated residential mortgage loans, the average maturity in the investment portfolio was lengthened in 1989-1991. The securitized mortgages were sold in the latter part of 1991 and early 1992 in anticipation of large scale refinancing, which, in fact, did occur in 1992-93. The average maturities of the portfolios at the end of both 1993 and 1992 were approximately one and one-half years. At the end of 1993, approximately 34% of the portfolio matured within one year and approximately 92% matured within a five-year period.

  The portfolio includes investments in obligations of the U.S. Treasury, and Government agency obligations, mortgage-backed securities and higher grade municipal securities. In addition to the liquidity provided by normal maturities, liquidity is also provided by the marketability of securities available for sale, which had a market value of approximately $736 million at the end of 1993.

  Asset liquidity is also provided by scheduling maturities within the loan portfolio, although the probability of conversion is not so certain as with investment securities. At the end of 1993 approximately 69% or $4.4 billion of loans would mature or reprice within a one-year period.

  Liquidity is provided by sizable core deposits and other sources of funds generated from the normal customer base. Liquidity is also provided by the capacity to borrow additional funds when the need arises. BB&T has a strong credit rating. In 1993 BB&T-N.C. had federal funds lines with many major banks totalling approximately $1 billion and BB&T issues commercial paper under a master agreement backed by bank lines of credit in the amount of $55 million.

  The retention of earnings also is a major source of liquidity. For the years 1993-1991, funds provided from operations were $123.2 million, $109.0 million and $91.8 million, respectively.

STOCK PERFORMANCE

  BB&T common stock is traded over-the-counter and quoted on the National Association of Securities Dealers Automated Quotations System (Nasdaq) National Market System under the symbol BBTF. At the end of 1993, BB&T had approximately 19,121 shareholders and 32,476,387 shares outstanding. Approximately 75% of the outstanding shares were owned by individual investors.

OTHER ACCOUNTING AND REGULATORY MATTERS

  The FASB has issued Statement No. 112, "Employers' Accounting for Postemployment Benefits", which requires accrual of a liability for all types of benefits paid to former or inactive employees after employment but before retirement. The periodic effect on net income, if any, will not be material for BB&T. Adoption of the Statement is required for fiscal years beginning after December 15, 1993.

  The FASB has issued Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities", that requires a change in the method of accounting and reporting for debt and equity securities. Securities that are held to maturity would be classified as such and reported at amortized cost. Securities for current resale would be classified as trading securities and reported at fair value, with unrealized gains and losses included in current earnings. Securities that are to be held for indefinite periods would be classified as securities available for sale and reported at fair value, with unrealized gains and losses excluded from current earnings and reported as a separate component of shareholders' equity. It is to be adopted for fiscal years beginning after December 15, 1993. Adoption of the provisions of this Statement will have no material impact on the financial position or results of operations of BB&T.

  The FASB also has issued Statement No. 114, "Accounting by Creditors for Impairment of a Loan", which proposes that creditors value all loans for which it is probable that the creditor will be unable to collect all amounts due according to the terms of the loan agreement based on the discounted expected future cash flows. This discounting would be at the loan's effective interest rate. This Statement would apply for fiscal years beginning after December 15, 1994. Adoption of the provisions of this Statement is not expected to have a material impact on either the financial position or results of operations of BB&T.

TABLE 1
                            SELECTED FINANCIAL DATA
- - - --------------------------------------------------------------------------------

                                                             Year Ended December 31,           Five-Year
                                                     ----------------------------------------  Compound
                                                       1993    1992    1991    1990    1989   Growth Rate
- - - ---------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS (thousands)
Interest income, taxable equivalent                  $573,134 560,220 580,162 567,908 570,238     4.1%
Interest expense                                      230,408 254,472 322,723 343,385 365,638    (3.8)
- - - ---------------------------------------------------------------------------------------------------------
Net interest income, taxable equivalent               342,726 305,748 257,439 224,523 204,600    12.6
Taxable equivalent adjustment                          14,183  16,329  17,431  18,518  21,087    (7.1)
- - - ---------------------------------------------------------------------------------------------------------
Net interest income                                   328,543 289,419 240,008 206,005 183,513    14.2
Provision for loan losses                              17,500  30,447  38,709  19,597  12,878     6.4
- - - ---------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses   311,043 258,972 201,299 186,408 170,635    14.8
Noninterest income                                    111,709  89,585  85,789  64,020  57,377    21.9
Noninterest expense                                   276,678 232,656 196,836 173,567 163,984    13.5
- - - ---------------------------------------------------------------------------------------------------------
Income before income taxes                            146,074 115,901  90,252  76,861  64,028    23.6
Income taxes                                           47,838  39,419  25,533  20,063  15,192    40.2
- - - ---------------------------------------------------------------------------------------------------------
Net income                                           $ 98,236  76,482  64,719  56,798  48,836    18.6
                                                     ========================================
PER SHARE DATA
Net income:
 Primary                                             $   3.10    2.65    2.50    2.36    2.09     9.3%
 Fully diluted                                           3.05    2.54    2.38    2.26    2.00     9.8
Cash dividends                                           1.02     .91     .85     .81     .74     8.1
Market price:
 High                                                   35.88   32.25   23.63   20.38   24.50    14.5
 Low                                                    29.13   21.88   14.50   14.50   16.38    15.4
 Close                                                  33.25   31.88   22.00   15.88   20.00    14.4
Book value                                              22.89   21.05   19.16   17.50   16.38     8.6
- - - ---------------------------------------------------------------------------------------------------------
SELECTED AVERAGE BALANCES (millions)
Assets                                               $  8,013   7,047   6,239   5,634   5,527    10.2%
Earning assets                                          7,526   6,642   5,881   5,262   5,173    10.4
Securities                                              1,955   1,784   1,573   1,299   1,259    12.6
Loans                                                   5,536   4,835   4,226   3,850   3,822     9.9
Deposits                                                6,215   5,749   5,273   4,606   4,395     9.4
Interest-bearing liabilities                            6,512   5,771   5,194   4,695   4,630     9.8
Shareholders' equity                                      688     573     471     395     353    16.5
- - - ---------------------------------------------------------------------------------------------------------
SELECTED YEAR END BALANCES (millions)
Assets                                               $  9,173   7,280   6,830   5,686   5,721    11.7%
Earning assets                                          8,596   6,817   6,390   5,302   5,194    11.8
Securities                                              2,201   1,842   1,710   1,348   1,219    13.8
Loans                                                   6,306   4,947   4,660   3,823   3,868    11.1
Deposits                                                6,995   5,842   5,719   4,872   4,706    10.1
Interest-bearing liabilities                            7,543   5,880   5,590   4,646   4,705    11.8
Shareholders' equity                                      744     606     533     417     370    17.3
- - - ---------------------------------------------------------------------------------------------------------
NONFINANCIAL
Number of shareholders                                 19,121  17,630  16,402  14,764  13,463
Number of employees                                     4,437   3,715   3,515   3,303   3,310
Number of banking offices                                 264     230     241     221     220
Number of cities                                          138     123     124     118     117
- - - ---------------------------------------------------------------------------------------------------------

TABLE 2
- - - --------------------------------------------------------------------------------
PROFITABILITY

- - - --------------------------------------------------------
                          1993   1992  1991  1990  1989
- - - --------------------------------------------------------
Return on average assets   1.23%  1.09  1.04  1.01   .88
Return on average equity  14.27  13.34 13.74 14.38 13.83
Net interest margin        4.55   4.60  4.38  4.27  3.96
Yield to break even(/1/)   2.42   2.61  2.55  2.45  2.31

(/1/Noninterest)expense plus provision for loan losses less noninterest income, divided by average earning assets.

TABLE 3
- - - --------------------------------------------------------------------------------
NET INTEREST INCOME AND VOLUME/RATE VARIANCE--TAXABLE EQUIVALENT BASIS

- - - ---------------------------------------------------------------------------------
                                 1993-1992                    1992-1991
                         ---------------------------  ---------------------------
                         Income/                      Income/
                         Expense    Volume    Rate    Expense    Volume    Rate
(thousands)              Variance  Variance Variance  Variance  Variance Variance
- - - ---------------------------------------------------------------------------------
INTEREST INCOME
Loans                    $24,999    58,263  (33,264)  (13,681)   58,169  (71,850)
Securities:
 U.S. Government and
  other                   (7,485)   13,793  (21,278)    5,765    20,187  (14,422)
 State and municipal      (4,695)   (3,532)  (1,163)   (7,378)   (6,166)  (1,212)
- - - ---------------------------------------------------------------------------------
  Total securities       (12,180)   10,261  (22,441)   (1,613)   14,021  (15,634)
Interest-bearing bank
 balances                    243       566     (323)   (3,042)   (1,995)  (1,047)
Federal funds sold          (148)     (137)     (11)   (1,606)   (1,026)    (580)
- - - ---------------------------------------------------------------------------------
  Total interest income   12,914    68,953  (56,039)  (19,942)   69,169  (89,111)
- - - ---------------------------------------------------------------------------------
INTEREST EXPENSE
Interest-bearing
 deposits:
 Savings                   2,824     5,263   (2,439)     (935)    3,705   (4,640)
 Interest checking          (493)    4,087   (4,580)   (3,987)    4,335   (8,322)
 Money rate savings       (6,640)   (1,062)  (5,578)  (11,090)    3,597  (14,687)
 Certificates of deposit
  and other time depos-
  its                    (29,583)    2,119  (31,702)  (51,234)    5,880  (57,114)
- - - ---------------------------------------------------------------------------------
  Total interest-bearing
   deposits              (33,892)   10,407  (44,299)  (67,246)   17,517  (84,763)
Short-term borrowed
 funds                     7,497     9,077   (1,580)     (572)    7,793   (8,365)
Long-term debt             2,331     4,794   (2,463)     (433)      900   (1,333)
- - - ---------------------------------------------------------------------------------
  Total Interest Expense (24,064)   24,278  (48,342)  (68,251)   26,210  (94,461)
- - - ---------------------------------------------------------------------------------
NET INTEREST INCOME      $36,978    44,675   (7,697)   48,309    42,959    5,350
                         =======================================================

The change in interest due to both rate and volume has been allocated proportionately to volume variance and rate variance based on the relationship of the absolute dollar change in each.

TABLE 4
- - - --------------------------------------------------------------------------------
OPERATING EFFICIENCY

- - - ------------------------------------------------------------------------------
                                                    1993   1992 1991 1990 1989
- - - ------------------------------------------------------------------------------
Percent of average assets:
 Noninterest income                                  1.39% 1.27 1.37 1.14 1.04
 Noninterest expense                                 3.45  3.30 3.15 3.08 2.97
 Personnel expense                                   1.68  1.60 1.55 1.53 1.49
 Occupany and equipment expense                       .57   .53  .53  .54  .50
 Other operating expense                             1.20  1.18 1.07 1.01  .98
 Net noninterest expense (noninterest expense less
  noninterest income)                                2.06  2.03 1.78 1.94 1.93
Net revenues (net interest income plus noninterest
 income) times noninterest expense                   1.59X 1.63 1.66 1.56 1.47
Assets per employee (millions)                      $2.00  1.99 1.89 1.78 1.74

TABLE 5
- - - --------------------------------------------------------------------------------
INCOME TAXES

- - - ------------------------------------------------------------------------------
(thousands)                            1993     1992    1991    1990    1989
- - - ------------------------------------------------------------------------------
Tax expense at 35% in 1993, and 34%
 in 1992-1989                         $51,126  39,406  30,686  26,133  21,770
Increase (decrease) in taxes result-
 ing from:
 State income taxes, net of federal
  tax benefit                           2,361   2,373   1,561     859     --
 Tax-exempt interest income, net of
  disallowed interest expense          (3,679) (4,802) (6,602) (7,557) (8,420)
 Other items, net                      (1,970)  2,442    (112)    628   1,842
- - - ------------------------------------------------------------------------------
Income tax expense                    $47,838  39,419  25,533  20,063  15,192
                                      =======  ======  ======  ======  ======
Effective tax rate                       32.7%   34.0    28.3    26.1    23.7
Tax-exempt interest income as a
 percent of
 pretax income                            7.9    13.6    24.8    33.7    44.8
                                      =======  ======  ======  ======  ======

TABLE 6
- - - --------------------------------------------------------------------------------
SECURITIES--CREDIT QUALITY

- - - ---------------------------------------------------------------
                                         Percent of Portfolio
Type of Security                            1993        1992
- - - ---------------------------------------------------------------
U.S. Government Securities                    86.25%      81.68
U.S. Agency Obligations:
 Mortgage-backed Securities                    4.01        2.46
 Other                                         3.51        7.82
State, County and Municipal Securities:
 AAA                                           2.05        3.20
 AA                                             .38         .53
 A-1                                           1.25        1.37
 A                                             1.92        2.10
 BAA-1                                          .02         .04
 BAA                                            --          .01
 Nonrated                                       .01         .33
Other                                           .60         .46
- - - ---------------------------------------------------------------
                                             100.00%     100.00
                                         ======================

TABLE 7
- - - --------------------------------------------------------------------------------
AVERAGE BALANCE SHEETS

- - - --------------------------------------------------------------------------------
                                  1993                         1992
                       ---------------------------- ----------------------------
                                            AVERAGE                      Average
                        AVERAGE    INCOME/  YIELD/   Average    Income/  Yield/
(thousands)             BALANCE    EXPENSE   RATE    Balance    Expense   Rate
- - - --------------------------------------------------------------------------------
ASSETS
Loans (1)(2)(3)        $5,535,830   447,736   8.09% $4,834,835   422,737   8.74%
Securities (3)(4):
 U. S. Government and
  other                 1,831,452   111,050   6.06   1,627,455   118,535   7.28
 State and municipal      123,622    13,191  10.67     156,128    17,886  11.46
- - - -------------------------------------------         --------------------
   Total securities     1,955,074   124,241   6.35   1,783,583   136,421   7.65
Interest-bearing bank
 balances                  31,864     1,048   3.29      16,551       805   4.86
Federal funds sold          3,298       109   3.31       7,416       257   3.47
- - - -------------------------------------------         --------------------
   Total interest-
    earning assets      7,526,066   573,134   7.62   6,642,385   560,220   8.43
- - - -------------------------------------------         --------------------
Allowance for loan
 losses                   (83,155)                     (71,218)
Cash and due from
 banks, noninterest-
 bearing                  265,851                      232,840
Bank premises and
 equipment                107,526                       81,966
Other assets              196,523                      160,594
- - - -------------------------------------------         --------------------
   Total assets        $8,012,811                   $7,046,567
                       ====================         ====================
LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing de-
 posits:
 Savings               $  557,020    15,622   2.80% $  378,980    12,798   3.38%
 Interest checking        818,831    16,957   2.07     645,980    17,450   2.70
 Money rate savings       743,605    18,033   2.43     778,444    24,673   3.17
 Certificates of
  deposit and other
  time deposits         3,398,733   145,386   4.28   3,357,598   174,969   5.21
- - - -------------------------------------------         --------------------
   Total interest-
    bearing deposits    5,518,189   195,998   3.55   5,161,002   229,890   4.45
Short-term borrowed
 funds                    790,281    23,588   2.98     490,050    16,091   3.28
Long-term debt            203,323    10,822   5.32     120,338     8,491   7.06
- - - -------------------------------------------         --------------------
   Total interest-
    bearing liabili-
    ties                6,511,793   230,408   3.54   5,771,390   254,472   4.41
- - - -------------------------------------------         --------------------
Demand deposits, non-
 interest-bearing         696,806                      588,385
Other liabilities         115,773                      113,343
Shareholders' equity      688,439                      573,449
- - - -------------------------------------------         --------------------
   Total liabilities
    and shareholders'
    equity             $8,012,811                   $7,046,567
                       ====================         ====================
Interest income and
 rate earned                       $573,134   7.62%             $560,220   8.43%
Interest expense and
 rate paid                          230,408   3.54               254,472   4.41
Interest rate spread                          4.08                         4.02
NET INTEREST INCOME
 AND NET YIELD ON
 AVERAGE EARNING
 ASSETS                            $342,726   4.55%             $305,748   4.60%
                       =========================================================

(1) Nonaccrual loans are included in average balances for yield computations.
(2) Loan income includes fees of $9,606, $7,273, $3,876, $3,333, and $3,503 for the years of 1993-1989, respectively.
(3) Yields related to loans and securities exempt from both federal and state income taxes, federal income taxes only, or state income taxes only are stated on a taxable equivalent basis assuming tax rates of 40.14%, 36.90% or 7.91%, respectively, for 1993, and 39.27%, 35.89% or 7.98%, respectively for 1992, and 39.32%, 35.91% or 8.06%, respectively for 1991, and 38.62%, 35.65% or 7%, respectively, for the years of 1990 and 1989.
(4) Includes both securities held to maturity and securities available for sale.

- - - --------------------------------------------------------------------------------

- - - --------------------------------------------------------------------------------------
           1991                         1990                         1989
- - - ---------------------------- ---------------------------- ----------------------------
                     Average                      Average                      Average
 Average    Income/  Yield/   Average    Income/  Yield/   Average    Income/  Yield/
 Balance    Expense   Rate    Balance    Expense   Rate    Balance    Expense   Rate
- - - --------------------------------------------------------------------------------------
$4,226,343   436,418  10.33% $3,849,636   433,691  11.27% $3,821,851   444,127  11.62%
 1,363,884   112,770   8.27   1,074,819    97,100   9.03   1,033,571    90,428   8.75
   209,487    25,264  12.06     223,786    27,505  12.29     225,485    27,347  12.13
- - - --------------------         --------------------         --------------------
 1,573,371   138,034   8.77   1,298,605   124,605   9.60   1,259,056   117,775   9.35
    51,051     3,847   7.54     110,778     9,359   8.45      86,504     7,908   9.14
    30,692     1,863   6.07       3,470       253   7.29       5,228       428   8.19
- - - --------------------         --------------------         --------------------
 5,881,457   580,162   9.86   5,262,489   567,908  10.79   5,172,639   570,238  11.02
- - - --------------------         --------------------         --------------------
   (55,537)                     (41,996)                     (38,521)
   212,245                      233,325                      220,535
    69,847                       67,571                       63,651
   131,466                      112,884                      109,050
- - - --------------------         --------------------         --------------------
$6,239,478                   $5,634,273                   $5,527,354
====================         ====================         ====================
$  287,457    13,733   4.78% $  254,929    13,013   5.10% $  254,215    13,047   5.13%
   523,105    21,437   4.10     472,284    21,995   4.66     403,119    19,304   4.79
   701,328    35,763   5.10     620,166    39,228   6.33     585,941    37,652   6.43
 3,270,484   226,203   6.92   2,780,625   223,393   8.03   2,673,798   230,747   8.63
- - - --------------------         --------------------         --------------------
 4,782,374   297,136   6.21   4,128,004   297,629   7.21   3,917,073   300,750   7.68
   302,721    16,663   5.50     454,224    35,522   7.82     597,096    54,034   9.05
   108,670     8,924   8.21     112,716    10,234   9.08     115,855    10,854   9.37
- - - --------------------         --------------------         --------------------
 5,193,765   322,723   6.21   4,694,944   343,385   7.31   4,630,024   365,638   7.90
- - - --------------------         --------------------         --------------------
   490,744                      477,822                      477,664
    83,869                       66,637                       66,494
   471,100                      394,870                      353,172
- - - --------------------         --------------------         --------------------
$6,239,478                   $5,634,273                   $5,527,354
====================         ====================         ====================
            $580,162   9.86%             $567,908  10.79%             $570,238  11.02%
             322,723   6.21               343,385   7.31               365,638   7.90
                       3.65                         3.48                         3.12
            $257,439   4.38%             $224,523   4.27%             $204,600   3.96%
====================================================================================

TABLE 8
- - - --------------------------------------------------------------------------------
TYPES OF LOANS--REGULATORY CLASSIFICATION

                                                           December 31,
                              1993             1992            1991            1990            1989
                        ----------------  --------------- --------------- --------------- ---------------
                                   % OF             % of            % of            % of            % of
(thousands)               AMOUNT   TOTAL   Amount   Total  Amount   Total  Amount   Total  Amount   Total
- - - ---------------------------------------------------------------------------------------------------------
Commercial and indus-
 trial                  $1,007,281  16.0%   910,006  18.4   864,280  18.5   890,622  23.3   890,905  23.0
Real estate--construc-
 tion                      423,601   6.7    364,024   7.4   380,619   8.2   367,402   9.6   440,992  11.4
Real estate--mortgage
 (1)                     4,216,650  66.8  3,196,618  64.5 2,924,694  62.7 2,081,493  54.4 2,022,337  52.2
Installment and other
 loans to individuals      663,278  10.5    481,659   9.7   494,905  10.6   487,363  12.7   518,391  13.4
- - - ---------------------------------------------------------------------------------------------------------
                        $6,310,810 100.0% 4,952,307 100.0 4,664,498 100.0 3,826,880 100.0 3,872,625 100.0
                        =================================================================================

(1) Includes residential mortgage loans of $3.0 billion in 1993 and $2.1 billion in 1992.

TABLE 9
- - - --------------------------------------------------------------------------------
REAL ESTATE LOANS--RISK CATEGORIES

- - - ----------------------------------------------------------------------------------------------------
                                                                              Nonperforming Loans
                                                      Acquisition             ----------------------
                                                          and                               % of
1993 (thousands)               Permanent Construction Development   Total      Amount     Loan Type
- - - ----------------------------------------------------------------------------------------------------
COMMERCIAL-NONOWNER OCCUPIED:
 Multi-family                  $288,221     20,486       10,245      318,952       2,147        .67%
 Hotels/motels                   87,019      6,529          --        93,548       1,347       1.44
 Shopping centers/malls          74,470      2,891       16,390       93,751         --         --
 Office buildings                84,816      6,499        6,440       97,755         267        .27
 Warehouse/distribution/light
  industrial                     50,332      4,081       10,811       65,224         467        .72
 Acquisition only                   --         --        46,643       46,643       3,050       6.54
- - - ----------------------------------------------------------------------------------------
 Total commercial-nonowner
  occupied                      584,858     40,486       90,529      715,873       7,278       1.02
- - - ----------------------------------------------------------------------------------------
RESIDENTIAL-CONSTRUCTION,
 ACQUISITION, AND DEVELOPMENT       --     110,971      210,608      321,579       2,021        .63
- - - ----------------------------------------------------------------------------------------
 Total real estate             $584,858    151,457      301,137    1,037,452       9,299        .90%
                               ==================================================================
TOTAL LOANS                                                       $6,310,810      30,631        .49%
TOTAL REAL ESTATE/TOTAL LOANS                                          16.44%      30.36
- - - ----------------------------------------------------------------------------------------------------
- - - ----------------------------------------------------------------------------------------------------
1992
- - - ----------------------------------------------------------------------------------------------------
COMMERCIAL-NONOWNER OCCUPIED:
 Multi-family                  $119,207     18,132        9,974      147,313         622        .42%
 Hotels/motels                   80,713      5,727          --        86,440         --         --
 Shopping centers/malls          49,861     17,642       12,139       79,642         100        .13
 Office buildings                85,612     10,255       11,536      107,403         --         --
 Warehouse/distribution/light
  industrial                     44,140      7,083       17,209       68,432         914       1.34
 Acquisition only                   --         --        44,208       44,208       3,120       7.06
- - - ----------------------------------------------------------------------------------------
 Total commercial-nonowner
  occupied                      379,533     58,839       95,066      533,438       4,756        .89
- - - ----------------------------------------------------------------------------------------
RESIDENTIAL-CONSTRUCTION,
 ACQUISITION, AND DEVELOPMENT       --     150,403      175,872      326,275       3,860       1.18
- - - ----------------------------------------------------------------------------------------
 Total real estate             $379,533    209,242      270,938      859,713       8,616       1.00%
                               ==================================================================
TOTAL LOANS                                                       $4,952,307      27,822        .56%
TOTAL REAL ESTATE/TOTAL LOANS                                          17.36%      30.97
                               ==================================================================

TABLE 10
- - - --------------------------------------------------------------------------------
NONPERFORMING ASSETS AND PAST DUE LOANS

- - - ---------------------------------------------------------------------
                                             December 31,
(thousands)                       1993     1992   1991   1990   1989
- - - ---------------------------------------------------------------------
Nonaccrual loans                 $29,328  26,877 55,123 34,939 13,857
Restructured loans                 1,303     945  2,078  3,028  3,128
Foreclosed property               12,105  21,140 25,532 10,995  6,030
- - - ---------------------------------------------------------------------
 Total nonperforming assets      $42,736  48,962 82,733 48,962 23,015
                                 ====================================
Total nonperforming assets to:
 Loans and foreclosed property       .68%    .99   1.77   1.28    .59
 Total assets                        .47     .67   1.21    .86    .40
                                 ====================================
Accruing loans past due 90 days  $18,940  13,676 15,903 10,107 13,829
                                 ====================================

TABLE 11
- - - --------------------------------------------------------------------------------
ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

- - - --------------------------------------------------------------------------------
(thousands)                    1993       1992      1991      1990      1989
- - - --------------------------------------------------------------------------------
LOANS OUTSTANDING AT END
 OF PERIOD                  $6,306,443  4,946,608 4,659,721 3,823,352 3,868,251
AVERAGE LOANS OUTSTANDING    5,535,830  4,834,835 4,226,343 3,849,636 3,821,851
                            ===================================================
ALLOWANCE FOR LOAN LOSSES
Balance, beginning of pe-
 riod                       $   73,085     63,486    43,816    38,416    35,830
Provision for loan losses       17,500     30,447    38,709    19,597    12,878
Allowances of purchased
 companies                      10,560        825     6,313       --       (933)
- - - --------------------------------------------------------------------------------
                               101,145     94,758    88,838    58,013    47,775
- - - --------------------------------------------------------------------------------
Loans charged off:
 Business                       11,352     16,853    16,856     9,373     6,305
 Consumer                        6,392      7,836     9,955     6,912     5,626
 Mortgage                          846        861       831       320       309
- - - --------------------------------------------------------------------------------
 Total loans charged off        18,590     25,550    27,642    16,605    12,240
- - - --------------------------------------------------------------------------------
Recovery of loans previ-
 ously charged off:
 Business                        3,880      2,492     1,172     1,405     1,910
 Consumer                        1,759      1,308     1,103       973       921
 Mortgage                           41         77        15        30        50
- - - --------------------------------------------------------------------------------
 Total recoveries                5,680      3,877     2,290     2,408     2,881
- - - --------------------------------------------------------------------------------
Net loans charged off           12,910     21,673    25,352    14,197     9,359
- - - --------------------------------------------------------------------------------
Balance, end of period      $   88,235     73,085    63,486    43,816    38,416
                            ===================================================
Net charge-offs to average
 loans outstaning                  .23%       .45       .60       .37       .24
Allowance for loan losses
 to loans outstanding             1.40       1.48      1.36      1.15       .99
Allowance for loan losses
 to net charge-offs               6.83X      3.37      2.50      3.09      4.10
Allowance for loan losses
 to nonperforming loans           2.88       2.63      1.11      1.15      2.26
Allowance for loan losses
 plus equity to
 nonperforming assets            19.46      13.88      7.21      9.41     17.75
Earnings coverage of net
 charge-offs (1)                 12.56       6.48      4.66      6.76      8.19
- - - --------------------------------------------------------------------------------

(1) Net income before taxes, securities gains or losses, and the provision for loan losses divided by net charge-offs.

TABLE 12
- - - --------------------------------------------------------------------------------
ALLOCATION OF ALLOWANCE FOR LOAN LOSSES

- - - -------------------------------------------------------------------------------
                                                        December 31,
(thousands)                                  1993    1992   1991   1990   1989
- - - -------------------------------------------------------------------------------
Commercial and industrial                   $22,059 17,606 12,387  9,383  9,980
Real estate--construction                     8,824  7,309  7,588  5,102  3,323
Real estate--mortgage                        35,293 30,163 24,700 14,654 13,415
Installment and other loans to individuals   13,235 10,964 12,619  9,412  8,002
Unassigned portion of reserve                 8,824  7,043  6,192  5,265  3,696
- - - -------------------------------------------------------------------------------
                                            $88,235 73,085 63,486 43,816 38,416
                                            ===================================

TABLE 13
- - - --------------------------------------------------------------------------------
INTEREST SENSITIVITY ANALYSIS

- - - ------------------------------------------------------------------------------------------------------
                                          As of December 31, 1993
                                             Interest Sensitive
                          -------------------------------------------------------------
                             1-30      31-60     61-90     91-180   181-365     Total     Noninterest
(thousands)                  Days       Days      Days      Days      Days    Sensitive  Sensitive (1)
- - - ------------------------------------------------------------------------------------------------------
EARNING ASSETS
Loans                     $3,281,076   314,687    99,760   232,718   424,890  4,353,131    1,953,312
Securities                    97,738    48,234    22,076   140,465   480,503    789,016    1,411,797
Short-term investments        89,113       --        --        --        --      89,113          100
Interest rate swaps         (250,000) (110,000) (100,000) (100,000)      --    (560,000)     560,000
- - - ------------------------------------------------------------------------------------------------------
 Total earning assets     $3,217,927   252,921    21,836   273,183   905,393  4,671,260    3,925,209
                          ============================================================================
INTEREST-BEARING LIABIL-
 ITIES
Time deposits of
 $100,000 or more         $  231,804   131,318   107,722   153,054   118,262    742,160      153,208
All other deposits         1,853,217   216,725   215,239   551,372   476,415  3,312,968    2,004,008
Short-term borrowed
 funds                       984,325       --        --        --        --     984,325          --
Long-term debt                 2,500    50,000     3,333     3,333     9,666     68,832      277,904
Certificate of deposit
 swaps                           --   (100,000)      --   (200,000)      --    (300,000)     300,000
- - - ------------------------------------------------------------------------------------------------------
 Total interest-bearing
  liabilities             $3,071,846   298,043   326,294   507,759   604,343  4,808,285    2,735,120
                          ============================================================================
Interest sensitivity gap
 per period               $  146,081   (45,122) (304,458) (234,576)  301,050   (137,025)   1,190,089
Cumulative interest sen-
 sitivity gap                146,081   100,959  (203,499) (438,075) (137,025)       --           --
Cumulative ratio of in-
 terest-sensitive assets
 to interest-sensitive
 liabilities                    1.05x     1.03       .94       .90       .97
- - - ---------------------------------------------------------------------------------------------------------

(1) Assets and liabilities which are not sensitive to interest changes in a twelve month period because of maturities or fixed interest rates.

TABLE 14
- - - --------------------------------------------------------------------------------
SECURITIES--MATURITY/YIELD SCHEDULE

- - - -------------------------------------------------------------------------------
                                             As of December 31, 1993
                                                   Approximate        Taxable
                                                     Market          Equivalent
(thousands)                      Book Value           Value           Yield(1)
- - - -------------------------------------------------------------------------------
U.S. Treasury-held to maturity:
 Within 1 year                   $   441,527          443,925           4.91%
 1 through 5 years                   825,341          825,042           4.54
- - - -------------------------------------------------------------
  Total                            1,266,868        1,268,967           4.67
- - - -------------------------------------------------------------
U.S. Government agencies and
 corporations-held
 to maturity:
 Within 1 year                        18,450           18,766           6.64
 1 through 5 years                    44,528           44,955           5.33
 6 to 10 years                         8,225            8,335           6.13
 Over 10 years                           502              498           6.09
- - - -------------------------------------------------------------
  Total                               71,705           72,554           5.76
- - - -------------------------------------------------------------
State and municipal-held to ma-
 turity:
 Within 1 year                        37,152           37,433          11.30
 1 through 5 years                    29,818           31,868          10.08
 6 to 10 years                        51,318           56,271           9.79
 Over 10 years                         5,709            6,509          10.71
- - - -------------------------------------------------------------
  Total                              123,997          132,081          10.35
- - - -------------------------------------------------------------
Other securities-held to matu-
 rity                                 13,157           20,117            N/A
- - - -------------------------------------------------------------
Total-held to maturity            $1,475,727        1,493,719           5.20
                                 ============================
U.S. Treasury-available for
 sale:
 Within 1 year                   $   247,249          250,810           6.72
 1 through 5 years                   383,988          386,038           4.96
- - - -------------------------------------------------------------
  Total                              631,237          636,848           5.65
- - - -------------------------------------------------------------
U.S. Government agencies and corporations-
 available for sale:
 1 through 5 years                     4,000            4,005           3.96
 Over 10 years                         1,582            1,582           4.13
- - - -------------------------------------------------------------
  Total                                5,582            5,587           4.01
- - - -------------------------------------------------------------
Mortgage-backed securities-
 available for sale                   88,267           93,604           6.96
- - - -------------------------------------------------------------
Total-available for sale         $   725,086          736,039           5.80
                                 ============================
Total securities                  $2,200,813        2,229,758           5.40%
                                 ============================

(1) Yields related to securities exempt from both federal and state income taxes, federal income taxes only, or state income taxes only are stated on a taxable equivalent basis assuming tax rates of 40.14%, 36.90% or 7.91%, respectively.

TABLE 15
- - - -------------------------------------------------------------------------------
MATURITY SCHEDULE OF SELECTED LOANS

- - - ----------------------------------------------------------------------
                                     As of December 31, 1993
                                          One
                              Within    Through      Over
(thousands)                  One Year  Five Years Five Years   Total
- - - ----------------------------------------------------------------------
Commercial and industrial:
 Fixed interest rates       $   87,823   54,221     44,689     186,733
 Floating interest rates       820,384      139         25     820,548
- - - ----------------------------------------------------------------------
  Total                        908,207   54,360     44,714   1,007,281
- - - ----------------------------------------------------------------------
Real estate--construction:
 Fixed interest rates           16,462   20,000      2,206      38,668
 Floating interest rates       384,933      --         --      384,933
- - - ----------------------------------------------------------------------
  Total                        401,395   20,000      2,206     423,601
- - - ----------------------------------------------------------------------
                            $1,309,602   74,360     46,920   1,430,882
                            ==========================================

TABLE 16
- - - -------------------------------------------------------------------------------
LIQUIDITY

- - - -------------------------------------------------------------------------------
                                                 1993   1992  1991  1990  1989
- - - -------------------------------------------------------------------------------
Average loans to:
 Average deposits                                89.07% 84.09 80.15 83.58 86.96
 Average deposits and short-term borrowed funds  79.02  77.49 75.80 76.08 76.56
                                                 ==============================
TABLE 17
- - - -------------------------------------------------------------------------------
CAPITAL ADEQUACY
- - - -------------------------------------------------------------------------------
                                                 1993   1992  1991  1990  1989
- - - -------------------------------------------------------------------------------
Average equity to average assets                  8.59%  8.14  7.55  7.01  6.39
Equity to assets at year-end                      8.11   8.33  7.80  7.33  6.47
Risk-based capital ratios:
 Tier 1 capital                                  11.85  12.48 11.38 10.08   N/A
 Total capital                                   13.61  15.27 14.45 13.20   N/A
Leverage ratio                                    8.08   8.20  7.79  7.23   N/A
                                                 ==============================
TABLE 18
- - - -------------------------------------------------------------------------------
STOCK PERFORMANCE
- - - -------------------------------------------------------------------------------
                                                 1993   1992  1991  1990  1989
- - - -------------------------------------------------------------------------------
Dividend payout percentage                        34.0%  32.7  32.8  31.1  31.6
Dividend yield (based on average high/low price
 for the year)                                     3.1    3.4   4.5   4.6   3.6
Price/earnings ratio (based on year-end stock
 price and fully diluted earnings per share)      10.9X  12.6   9.2   7.0  10.0
Price/book ratio (end of year)                     1.5    1.5   1.1    .9   1.2
                                                 ==============================

TABLE 19
- - - --------------------------------------------------------------------------------
QUARTERLY FINANCIAL SUMMARY (UNAUDITED)

- - - ---------------------------------------------------------------------------------------------
                                        1993                              1992
                          --------------------------------- ---------------------------------
                           FOURTH    THIRD  SECOND   FIRST   Fourth    Third  Second   First
                          QUARTER   QUARTER QUARTER QUARTER Quarter   Quarter Quarter Quarter
- - - ---------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
(thousands)
Interest income, taxable
 equivalent               $150,411  146,391 141,878 134,454 $137,119  136,357 143,035 143,709
Interest expense            60,286   58,248  56,800  55,074   57,841   60,409  65,190  71,032
- - - ---------------------------------------------------------------------------------------------
Net interest income,
 taxable equivalent         90,125   88,143  85,078  79,380   79,278   75,948  77,845  72,677
Taxable equivalent ad-
 justment                    3,606    3,519   3,637   3,421    3,954    3,912   4,402   4,061
- - - ---------------------------------------------------------------------------------------------
Net interest income         86,519   84,624  81,441  75,959   75,324   72,036  73,443  68,616
Provision for loan
 losses                      3,893    4,003   4,301   5,303    6,760    7,253   7,711   8,723
- - - ---------------------------------------------------------------------------------------------
Net interest income
 after provision for
 loan losses                82,626   80,621  77,140  70,656   68,564   64,783  65,732  59,893
Noninterest income          31,105   28,478  26,470  25,656   20,767   23,559  21,388  23,871
Noninterest expense         75,111   71,405  67,574  62,588   62,997   57,772  56,476  55,411
- - - ---------------------------------------------------------------------------------------------
Income before income
 taxes                      38,620   37,694  36,036  33,724   26,334   30,570  30,644  28,353
Income taxes                13,171   12,466  11,329  10,872   11,736    9,490   9,465   8,728
- - - ---------------------------------------------------------------------------------------------
Net income                $ 25,449   25,228  24,707  22,852 $ 14,598   21,080  21,179  19,625
                          ===================================================================
PER SHARE DATA
Net income:
 Primary                  $    .78      .77     .78     .76 $    .50      .72     .74     .70
 Fully diluted                 .78      .77     .77     .73      .48      .69     .71     .66
Cash dividends                 .27      .25     .25     .25      .25      .22     .22     .22
Market price:
 High                        35.88    34.63   35.88   35.38    32.25    29.88   30.13   27.75
 Low                         29.13    32.25   30.25   31.00    28.75    27.38   25.50   21.88
 Close                       33.25    33.88   34.38   33.88    31.88    29.13   28.25   27.75
Book value                   22.89    22.48   22.12   21.82    21.05    20.81   20.29   19.66
- - - ---------------------------------------------------------------------------------------------
SELECTED AVERAGE
 BALANCES
(millions)
Assets                    $  8,733    8,224   7,800   7,276 $  7,338    7,014   6,930   6,901
Securities                   2,165    1,997   1,905   1,749    1,910    1,746   1,736   1,742
Loans                        5,994    5,693   5,392   5,052    4,974    4,848   4,783   4,732
Earning assets               8,207    7,737   7,326   6,823    6,916    6,615   6,545   6,491
Deposits                     6,556    6,255   6,171   5,870    5,771    5,795   5,727   5,703
Interest-bearing liabil-
 ities                       7,099    6,680   6,325   5,928    5,976    5,712   5,699   5,696
Shareholders' equity           731      712     682     628      603      589     561     541
- - - ---------------------------------------------------------------------------------------------
FINANCIAL RATIOS
Return on average assets      1.16%    1.22    1.27    1.27      .79%    1.20    1.23    1.14
Return on average equity     13.81    14.06   14.54   14.75     9.63    14.24   15.19   14.60
Average equity to aver-
 age assets                   8.37     8.65    8.74    8.63     8.22     8.40    8.09    7.83
Risk-based capital
 ratios:
 Tier 1 capital              11.85    12.81   12.96   12.72    12.48    12.32   12.20   11.52
 Total capital               13.61    14.79   14.95   15.44    15.27    15.32   15.24   14.56
Average loans to:
 Average deposits            91.43    91.03   87.37   86.06    86.19    83.66   83.52   82.97
 Average deposits and
  short-term borrowed
  funds                      79.47    79.37   78.19   78.98    76.55    78.31   77.89   77.25
Net interest margin           4.36     4.52    4.66    4.72     4.56     4.57    4.78    4.50
Average earning assets
 to interest-bearing
 liabilities                  1.16X    1.16    1.16    1.15     1.16x    1.16    1.15    1.14
- - - ---------------------------------------------------------------------------------------------

                          CONSOLIDATED BALANCE SHEETS
                  BB&T FINANCIAL CORPORATION AND SUBSIDIARIES

- - - ------------------------------------------------------------------------------
                                                              December 31,
($ in thousands, except per share)                           1993      1992
- - - ------------------------------------------------------------------------------
ASSETS
Cash and due from banks, noninterest-bearing              $  318,922   291,365
Interest-bearing bank balances                                79,663    27,705
Federal funds sold                                             9,550       600
Securities-available for sale (market value of $736,039
 in 1993, and
 $464,482 in 1992)                                           725,086   456,113
Securities-held to maturity (market value of $1,493,719
 in 1993, and
 $1,408,876 in 1992)                                       1,475,727 1,385,984
Loans                                                      6,306,443 4,946,608
Less allowance for loan losses                                88,235    73,085
- - - ------------------------------------------------------------------------------
  Net loans                                                6,218,208 4,873,523
Bank premises and equipment                                  132,794    90,375
Accrued interest receivable                                   58,504    53,347
Other assets                                                 154,663   101,270
- - - ------------------------------------------------------------------------------
  Total assets                                            $9,173,117 7,280,282
                                                          ====================
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
 Noninterest-bearing                                      $  782,777   695,446
 Interest-bearing                                          6,212,344 5,146,391
- - - ------------------------------------------------------------------------------
  Total deposits                                           6,995,121 5,841,837
Short-term borrowed funds                                    984,325   610,183
Long-term debt                                               346,736   123,442
Other liabilities                                            103,423    98,439
- - - ------------------------------------------------------------------------------
  Total liabilities                                        8,429,605 6,673,901
- - - ------------------------------------------------------------------------------
Shareholders' equity:
Preferred stock $2.50 par value, 4,000,000 shares autho-
 rized; none issued
Common stock $2.50 par value, 50,000,000 shares
 authorized; shares issued of 32,476,387 in 1993 and
 28,809,891 in 1992                                           81,191    72,025
Paid-in capital                                              266,822   198,038
Retained earnings                                            401,953   339,256
Less loan to employee stock ownership plan                     4,419     2,938
Less unvested restricted stock                                 2,035       --
- - - ------------------------------------------------------------------------------
  Total shareholders' equity                                 743,512   606,381
- - - ------------------------------------------------------------------------------
  Total liabilities and shareholders' equity              $9,173,117 7,280,282
                                                          ====================

See accompanying notes to consolidated financial statements.

                       CONSOLIDATED STATEMENTS OF INCOME
                  BB&T FINANCIAL CORPORATION AND SUBSIDIARIES

- - - -----------------------------------------------------------------------------
                                                 Year Ended December 31,
($ in thousands, except per share)              1993       1992       1991
- - - -----------------------------------------------------------------------------
INTEREST INCOME
Interest on loans                            $  445,659    419,876    432,441
Interest and dividends on securities:
 Taxable                                        103,884    111,622    108,519
 Tax exempt                                       8,251     11,331     16,060
Interest on short-term investments                1,157      1,062      5,710
- - - -----------------------------------------------------------------------------
  Total interest income                         558,951    543,891    562,730
- - - -----------------------------------------------------------------------------
INTEREST EXPENSE
Interest on deposits                            195,998    229,890    297,135
Interest on short-term borrowed funds            23,588     16,091     16,663
Interest on long-term debt                       10,822      8,491      8,924
- - - -----------------------------------------------------------------------------
  Total interest expense                        230,408    254,472    322,722
- - - -----------------------------------------------------------------------------
NET INTEREST INCOME                             328,543    289,419    240,008
Provision for loan losses                        17,500     30,447     38,709
- - - -----------------------------------------------------------------------------
NET INTEREST INCOME AFTER PROVISION
 FOR LOAN LOSSES                                311,043    258,972    201,299
- - - -----------------------------------------------------------------------------
NONINTEREST INCOME
Service charges on deposit accounts              36,394     30,425     27,325
Other service charges, commissions and fees      15,853     13,418     11,262
Mortgage banking income                          17,658     11,116     10,983
Gains on sales of securities                      1,378      6,012     10,759
Trust income                                     11,045      9,454      8,224
Insurance commissions                            10,647      6,653      6,163
Other operating income                           18,734     12,507     11,073
- - - -----------------------------------------------------------------------------
  Total noninterest income                      111,709     89,585     85,789
- - - -----------------------------------------------------------------------------
NONINTEREST EXPENSE
Salaries and wages                              109,232     92,665     79,913
Other personnel expense                          25,020     19,761     16,878
Net occupancy expense                            21,474     18,494     16,793
Furniture and equipment expense                  24,508     18,884     16,273
Deposit insurance premiums                       14,017     12,296     10,633
Other operating expense                          82,427     70,556     56,346
- - - -----------------------------------------------------------------------------
  Total noninterest expense                     276,678    232,656    196,836
- - - -----------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                      146,074    115,901     90,252
Income taxes                                     47,838     39,419     25,533
- - - -----------------------------------------------------------------------------
NET INCOME                                   $   98,236     76,482     64,719
                                             ================================
NET INCOME PER SHARE
Primary                                      $     3.10       2.65       2.50
Fully diluted                                      3.05       2.54       2.38
=============================================================================
AVERAGE NUMBER OF SHARES AND EQUIVALENT SHARES
Primary                                      31,724,098 28,848,657 25,932,026
Fully diluted                                32,292,555 30,885,333 27,927,549
                                             ================================

See accompanying notes to consolidated financial statements.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                  BB&T FINANCIAL CORPORATION AND SUBSIDIARIES

- - - ---------------------------------------------------------------------------------------------------------------
                                                                              Loan to
                                                                             Employee
                                      Common                                   Stock    Unvested      Total
                                      Shares     Common   Paid-In  Retained  Ownership Restricted Shareholders'
($ in thousands, except per share)  Outstanding   Stock   Capital  Earnings    Plan      Stock       Equity
- - - ---------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31,
 1990 AS ORIGINALLY
 REPORTED                           21,328,169   $53,320  102,496  217,690       --         --      $373,506
Equity at December 31,
 1990 of pooled companies
 acquired in 1993                    2,493,225     6,234   10,553   26,485       --         --        43,272
- - - ---------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31,
 1990, RESTATED                     23,821,394    59,554  113,049  244,175       --         --       416,778
Net income, 1991                           --        --       --    64,719       --         --        64,719
Cash dividends paid ($.85
 per share)                                --        --       --   (20,021)      --         --       (20,021)
Options exercised by em-
 ployees of pooled compa-
 nies prior to merger                    7,757        19       11      --        --         --            30
Cash dividends paid by
 pooled companies prior
 to merger                                 --        --       --    (1,175)      --         --        (1,175)
Redemption of common
 stock by pooled company
 prior to merger                       (46,293)     (116)    (440)     --        --         --          (556)
Common stock issued:
 Dividend reinvestment
  plan                                 238,885       597    4,114      --        --         --         4,711
 Employee benefit and
  stock option plans                   326,586       817    5,292      --        --         --         6,109
 Acquisitions                          813,275     2,033   10,352      --        --         --        12,385
 Offerings                           2,528,441     6,321   43,896      --        --         --        50,217
 Employee stock ownership
  plan                                 150,613       377    2,664      --        --         --         3,041
 Conversion of debentures                1,689         4       27      --        --         --            31
Loan to employee stock
 ownership plan                            --        --       --        22    (2,841)       --        (2,819)
Redemption of common
 stock                                 (40,000)     (100)    (730)     --        --         --          (830)
- - - ---------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31,
 1991                               27,802,347    69,506  178,235  287,720    (2,841)       --       532,620
Net income, 1992                           --        --       --    76,482       --         --        76,482
Cash dividends paid ($.91
 per share)                                --        --       --   (23,595)      --         --       (23,595)
Options exercised by em-
 ployees of pooled compa-
 nies prior to merger                   43,287       108      243      --        --         --           351
Cash dividends paid by
 pooled companies prior
 to merger                                 --        --       --    (1,402)      --         --        (1,402)
Common stock issued:
 Dividend reinvestment
  plan                                 250,866       627    6,206      --        --         --         6,833
 Employee benefit and
  stock option plans                   507,211     1,268   10,904      --        --         --        12,172
 Acquisitions                           34,297        86     (364)     --        --         --          (278)
 Offerings                             382,395       956    8,709      --        --         --         9,665
 Conversion of debentures               19,488        49      297      --        --         --           346
Loan to employee stock
 ownership plan                            --        --       --        51       (97)       --           (46)
Redemption of common
 stock                                (230,000)     (575)  (6,192)     --        --         --        (6,767)
- - - ---------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31,
 1992                               28,809,891    72,025  198,038  339,256    (2,938)       --       606,381
Net income, 1993                           --        --       --    98,236       --         --        98,236
Cash dividends paid
 ($1.02 per share)                         --        --       --   (31,227)      --         --       (31,227)
Options exercised by em-
 ployees of pooled
 companies prior to
 merger                                 78,513       196      547      --        --         --           743
Cash dividends paid by
 pooled companies prior
 to merger                                 --        --       --    (2,204)      --         --        (2,204)
Common stock issued:
 Dividend reinvestment
  plan                                 263,090       658    7,631      --        --         --         8,289
 Employee benefit and
  stock option plans                   563,273     1,408   14,426      --        --         --        15,834
 Acquisitions                          829,344     2,073   20,707      --        --         --        22,780
 Offerings                             940,192     2,351   24,912      --        --         --        27,263
 Conversion of debentures            1,916,084     4,790   28,521      --        --         --        33,311
Loan to employee stock
 ownership plan                            --        --       --       --     (1,481)       --        (1,481)
Unvested restricted stock                  --        --       --       --        --      (2,035)      (2,035)
Redemption of common
 stock                                (924,000)   (2,310) (27,960)     --        --         --       (30,270)
Equity adjustment of
 merged company for the
 quarter ended December
 31, 1993                                  --        --       --    (2,108)      --         --        (2,108)
- - - ---------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31,
 1993                               32,476,387   $81,191  266,822  401,953    (4,419)    (2,035)    $743,512
                                    ===========================================================================

See accompanying notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  BB&T FINANCIAL CORPORATION AND SUBSIDIARIES

- - - --------------------------------------------------------------------------------
                                                 Year Ended December 31,
(thousands)                                    1993         1992        1991
- - - --------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Interest received                           $   561,079     554,143     561,520
Noninterest income received                     106,891      81,516      71,810
Interest paid                                  (234,399)   (260,765)   (329,794)
Noninterest expense paid                       (254,401)   (215,207)   (181,109)
Income taxes paid                               (55,985)    (50,647)    (30,646)
- - - --------------------------------------------------------------------------------
 Net cash provided by operating activities      123,185     109,040      91,781
- - - --------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of securities--avail-
 able for sale                                  164,639         --          --
Proceeds from sales of securities--held to
 maturity                                           --      579,416     677,198
Proceeds from maturities or calls of secu-
 rities                                         828,610     645,797     445,550
Purchase of securities                       (1,157,684) (1,327,138) (1,388,880)
Net increase in loans                          (519,068)   (250,272)   (277,867)
Proceeds from sales of premises and equip-
 ment                                             3,140       1,663         477
Purchases of property and equipment             (59,159)    (29,459)    (15,523)
Proceeds from sales of foreclosed proper-
 ties                                            24,174      24,198      12,224
Cash of companies acquired, net                  39,013       2,377      62,857
Purchase of officers' life insurance poli-
 cies                                           (30,000)        --          --
Other                                           (13,179)     (7,548)     (2,037)
- - - --------------------------------------------------------------------------------
 Net cash used in investing activities         (719,514)   (360,966)   (486,001)
- - - --------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in demand deposits, interest
 checking and savings accounts                  259,095     390,585      37,430
Net increase (decrease) in certificates of
 deposit and other time deposits               (149,595)   (360,345)    121,453
Net increase in short-term borrowed funds       369,835     258,749     114,249
Increase in long-term debt                      219,934       5,367      11,870
Proceeds from issuance of common stock           47,522      25,819      60,846
Redemption of common stock                      (30,270)     (6,767)     (1,386)
Dividends paid                                  (33,432)    (24,998)    (21,195)
Cash flow of merged company for the quar-
 ter ended December 31, 1993                      1,705         --          --
- - - --------------------------------------------------------------------------------
 Net cash provided by financing activities      684,794     288,410     323,267
- - - --------------------------------------------------------------------------------
Net increase (decrease) in cash and cash
 equivalents                                     88,465      36,484     (70,953)
Cash and cash equivalents on January 1          319,670     283,186     354,139
- - - --------------------------------------------------------------------------------
Cash and cash equivalents on December 31    $   408,135     319,670     283,186
                                            ===================================
RECONCILIATION OF NET INCOME TO NET CASH
 PROVIDED
 BY OPERATING ACTIVITIES
Net income                                  $    98,236      76,482      64,719
Adjustments to reconcile net income to net
 cash provided by operating activities:
 Depreciation                                    14,904      10,893       9,291
 Provision for loan losses                       17,500      30,447      38,709
 Deferred income tax benefits                    (6,402)     (1,705)     (5,255)
 Net amortization and accretion                   7,595       9,115       5,816
 Gains on sales of securities                    (1,378)     (6,012)    (10,759)
 Decrease in taxes payable                       (1,433)     (9,527)     (1,065)
 Increase in interest receivable                    737       7,961       5,251
 Decrease in interest payable                    (4,190)     (6,632)     (7,533)
 Other                                           (2,384)     (1,982)     (7,393)
- - - --------------------------------------------------------------------------------
 Net cash provided by operating activities  $   123,185     109,040      91,781
                                            ===================================
SUPPLEMENTAL DISCLOSURE OF NONCASH
 INVESTING AND FINANCING ACTIVITIES
Securitization of mortgage loans            $       --        8,775      11,300
Common stock issued:
 Employee benefit plans                           2,263       2,260         --
 Conversion of debentures                        33,311         346          31
 Purchased company                               22,298         --       12,606
 Employee stock ownership plan                    2,314         644       3,041
Loan to employee stock ownership plan            (2,314)       (664)     (3,041)
Loans transferred to foreclosed properties       12,577      23,740      22,630
                                            ===================================


See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  BB&T FINANCIAL CORPORATION AND SUBSIDIARIES

           AT OR FOR THE YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991

                       ($ IN THOUSANDS, EXCEPT PER SHARE)

NOTE 1. ACCOUNTING POLICIES

  CONSOLIDATION: The accompanying consolidated financial statements include the accounts of BB&T Financial Corporation ("BB&T") and its wholly-owned subsidiaries, Branch Banking and Trust Company ("BB&T-N.C."); BB&T Financial Corporation of South Carolina and its wholly-owned subsidiary, Branch Banking and Trust Company of South Carolina ("BB&T-S.C."); and four savings institutions. All significant intercompany balances and transactions have been eliminated in consolidation.

  Prior years consolidated financial statements have been restated to include the accounts of companies acquired and accounted for as poolings-of-interests. Certain amounts for prior years have been reclassified to conform with statement presentations for 1993. These reclassifications had no impact on either the financial position or results of operations previously reported.

  STATEMENTS OF CASH FLOWS: For purposes of reporting cash flows, cash and cash equivalents include cash on hand, interest-bearing and noninterest-bearing amounts due from banks, and federal funds sold.

  SECURITIES: Debt securities acquired with both the intent and ability to hold to maturity are classified as investment securities. Investment securities are carried at cost less amortization of premiums plus accretion of discounts. Securities, which may be used to meet liquidity needs arising from unanticipated deposit and loan fluctuations, changes in regulatory capital and investment requirements, or unforeseen changes in market conditions, including interest rates, market values or inflation rates, are classified as available for sale. Securities available for sale are carried at the lower of cost or market. The cost of securities sold is determined by the identified certificate method.

  LOANS HELD FOR SALE: Residential mortgage loans held for sale are carried at the lower of cost or market.

  BANK PREMISES AND EQUIPMENT: Bank premises, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using primarily the straight-line method. Buildings and equipment are depreciated over their estimated useful lives. Leasehold improvements are amortized over the shorter of the terms of the respective leases or the estimated useful lives of the improvements.

  FORECLOSED PROPERTY: Foreclosed property consists of real estate and other assets acquired through customers' loan defaults. Foreclosed property is carried at the lower of fair value, less the estimated cost to sell, or cost. Routine maintenance costs, declines in market value and net losses on disposal are included in other operating expense.

  PROVISION FOR LOAN LOSSES: The annual provision for loan losses charged against earnings is based on management's continuing review and evaluation of a number of factors, including overall portfolio quality and size, loan loss experience, potential losses on known problem loans, as well as prevailing and anticipated economic conditions. While management uses the best information available in establishing the allowance for losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluations or if required by regulators.

  FINANCIAL INSTRUMENTS--OFF-BALANCE SHEET: BB&T enters into interest rate swap, floor and cap agreements to manage the overall interest rate risk exposure of identified assets and liabilities. Income or expense associated with interest rate swap, floor or cap agreements is recognized as a component of net interest income based upon anticipated settlement payments.

  INCOME TAXES: Statement of Financial Accounting Standard No. 109, "Accounting for Income Taxes" ("SFAS 109") was effective for years beginning after December 15, 1992. BB&T adopted SFAS 109 as of January 1, 1993 with no impact on the financial statements. Under the asset and liability method of SFAS 109, deferred income taxes are recognized for the future tax consequences attributed to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Prior to 1993, BB&T used the deferral method of accounting for income taxes.

  INCOME AND EXPENSE: BB&T and its subsidiaries utilize the accrual method of accounting. Fees and costs associated with originating loans are deferred and recognized as an adjustment of yield over the lives of the loans. Loans generally earn interest on the level yield method based on the daily outstanding balance. The accrual of interest is discontinued when, in the opinion of management, the collection of all or a portion of interest becomes doubtful.

  INCOME PER SHARE: Primary net income per common share is based upon the weighted average number of shares of common stock outstanding and common stock equivalents of dilutive stock options. Fully diluted net income per common share reflects the maximum dilutive effect of common stock issuable upon conversion of convertible debt and exercise of stock options.

  EXCESS OF COST OVER NET ASSETS ACQUIRED AND EXCESS OF NET ASSETS ACQUIRED OVER COST: The excess of cost over net assets acquired (goodwill) and the excess of net assets acquired over cost (negative goodwill) of purchased companies is amortized on the straight-line method over the estimated periods to be benefited, normally ten years.

NOTE 2. MERGERS

  During the years ended December 31, 1993, 1992 and 1991, BB&T was a party to several business combinations.

  On February 24, 1993, BB&T completed the acquisition of First Fincorp, Inc. (Fincorp), and its wholly-owned subsidiary, First Financial Savings Bank, Inc. of Kinston, North Carolina. The merger was consummated through the issuance of 673,148 shares of BB&T common stock for all of the outstanding common stock of Fincorp for a total purchase price of $22,300, which was approximately the same as the fair value of the net assets acquired. The merger was accounted for as a purchase, and, accordingly, the results of Fincorp are included in the consolidated financial statements since the date of acquisition. At the date of acquisition, Fincorp had assets of approximately $322,000.

  On February 25, 1993, BB&T completed the acquisition of Security Financial Holding Company, (Security), and its wholly-owned subsidiary, Security Federal Savings Bank of Durham, North Carolina. The merger was consummated through the issuance of 1,408,178 shares of BB&T common stock for all of the outstanding common stock of Security. The merger was accounted for as a pooling-of-interests, and, accordingly, the consolidated financial statements include the results of Security for all periods presented. At the date of acquisition, Security had assets of approximately $316,000.

  On May 18, 1993, BB&T completed the acquisitions of Carolina Savings Bank (Carolina) of Wilmington, North Carolina and Edenton Savings and Loan Association (Edenton) of Edenton, North Carolina. The transactions involved simultaneous conversions from mutual to stock associations and acquisition by BB&T. BB&T sold 507,182 shares of its common stock to eligible members of the institutions, natural persons in the communities in which they operated and the public. The net proceeds of approximately $15,300 were used to purchase all of the stock of Carolina and Edenton. Negative goodwill of approximately $5,700 resulted from the transactions. The mergers were accounted for as purchases, and, accordingly, the results of Carolina and

Edenton are included in the consolidated financial statements since the date of acquisitions. At the date of acquisitions, Carolina and Edenton had assets of approximately $142,000 and $40,000, respectively.

  On October 25, 1993, BB&T completed the acquisition of Citizens Savings Bank, SSB, Inc., (Citizens of Newton) of Newton, North Carolina. The merger was consummated through the issuance of 1,168,311 shares of BB&T common stock for all of the outstanding common stock of Citizens of Newton. The merger was accounted for as a pooling-of-interests, and, accordingly, the consolidated financial statements include the results of Citizens of Newton for all periods presented. At the date of acquisition, Citizens of Newton had assets of approximately $263,000.

  On October 29, 1993, BB&T completed the acquisition of Mutual Savings Bank of Rockingham County, SSB (Mutual) of Reidsville, North Carolina. The transaction involved simultaneous conversion from a mutual to a stock association and acquisition by BB&T. BB&T sold 216,539 shares of its common stock to eligible members of the institution and natural persons in the community in which they operated. The net proceeds of approximately $6,200 were used to purchase all of the stock of Mutual. Negative goodwill of approximately $2,900 resulted from the transaction. The merger was accounted for as a purchase, and, accordingly, the results of Mutual are included in the consolidated financial statements since the date of acquisition. At the date of acquisition, Mutual had assets of approximately $87,000.

  On November 24, 1993, BB&T completed the acquisition of Old Stone Bank of North Carolina (Old Stone) of High Point, North Carolina. The merger was consummated for a cash payment of $58,250 for all of the outstanding common stock of Old Stone. Goodwill of approximately $27,700 resulted from the transaction. The merger was accounted for as a purchase, and, accordingly, the results of Old Stone are included in the consolidated financial statements since the date of acquisition. At the date of acquisition, Old Stone had assets of approximately $537,000.

  On December 23, 1993, BB&T completed the acquisition of Citizens Savings Bank, SSB (Citizens Savings) of Mooresville, North Carolina. The transaction involved a simultaneous conversion from a mutual to a stock association and acquisition by BB&T. BB&T sold 216,471 shares of its common stock to eligible members of the institution and natural persons in the community in which they operated. The net proceeds of approximately $5,800 were used to purchase all of the stock of Citizens Savings. Negative goodwill of approximately $1,900 resulted from the transaction. The merger was accounted for as a purchase, and, accordingly, the results of Citizens Savings are included in the consolidated financial statements since the date of acquisition. At the date of acquisition, Citizens Savings had assets of approximately $63,000.

  During 1992, BB&T acquired one savings institution through the issuance of 382,395 shares of its common stock. Assets of approximately $107,000 were acquired and the merger was accounted for as a purchase. Negative goodwill of approximately $6,600 resulted from the transaction. During 1991, BB&T acquired three savings institutions through the issuance of 3,343,800 shares of its common stock and cash payment of $13,800. Assets acquired in such acquisitions totalled approximately $798,000 and all were accounted for as purchases. Negative goodwill of approximately $33,400 resulted from these acquisitions. The results of the companies acquired in 1992 and 1991 are included in the consolidated financial statements since the respective dates of acquisition.

  During 1993, 1992 and 1991, BB&T acquired several small insurance agencies. BB&T issued 156,196 shares in 1993 to acquire four agencies, 34,297 shares in 1992 to acquire two agencies and 19,121 shares in 1991 to acquire one agency. All of the acquisitions were accounted for as poolings-of-interests. In the aggregate they were not material, and, accordingly, prior period financial statements have not been restated.

  The following presents on a pro forma basis the contributions of BB&T, Security and Citizens of Newton to the restated and reported results of BB&T and certain financial data pertaining to BB&T and the acquisition of the savings institution acquired in 1992 as if it had been acquired at the beginning of each of the years 1992 and 1991, and the acquisitions of the six savings institutions acquired in 1993 as if each had been acquired at the beginning of each of the years 1993 and 1992. The unaudited pro forma summary does not necessarily reflect the results of operations as they would have been if the acquisitions had been consummated at the beginning of the periods presented.

                                       Contributions of
                                     ---------------------
                                              Security and               Fully
                                                Citizens      BB&T     Pro Forma
  1993                                 BB&T    of Newton   As Reported Combined
- - - --------------------------------------------------------------------------------
  Total revenue.....................                        $670,660    726,500
  Net interest income...............                         328,543    351,520
  Net income........................                          98,236    100,551
  Net income per share:
   Primary..........................                            3.10       3.10
   Fully diluted....................                            3.05       3.06
  1992
- - - --------------------------------------------------------------------------------
  Total revenue..................... $580,613    52,863      633,476    746,809
  Net interest income...............  268,355    21,064      289,419    331,617
  Net income........................   76,076       406       76,482     86,389
  Net income per share:
   Primary..........................     2.89                   2.65       2.84
   Fully diluted....................     2.75                   2.54       2.72
  1991
- - - --------------------------------------------------------------------------------
  Total revenue..................... $593,779    54,740      648,519    701,223
  Net interest income...............  222,163    17,845      240,008    256,888
  Net income........................   60,172     4,547       64,719     72,288
  Net income per share:
   Primary..........................     2.57                   2.50       2.57
   Fully diluted....................     2.44                   2.38       2.47

NOTE 3. PENDING ACQUISITIONS

  At December 31, 1993, BB&T had pending agreements to acquire Home Savings Bank of Albemarle, SSB, (Home), Albemarle, North Carolina with assets of approximately $157,000 and Asheville Savings Bank, SSB, (Asheville), Asheville, North Carolina with assets of approximately $321,000. Home and Asheville are both mutual savings banks, and their acquisitions require their conversions from mutual to stock corporations with simultaneous acquisition by BB&T. BB&T will sell shares of its $2.50 par value common stock in offerings in order to effect the acquisitions. The total estimated value of Home and Asheville and the market value of the stock to be offered by BB&T are both approximately $54,000. It is anticipated that the acquisitions of Home and Asheville will be accounted for using the purchase method of accounting.

  At December 31, 1993, BB&T had an agreement to effect a merger with L.S.B. Bancshares, Inc. of South Carolina, (L.S.B.), Lexington, South Carolina with assets of approximately $700,000. The acquisition of LSB will be accounted for as a pooling-of-interests and approximately 4,000,000 shares of BB&T common stock will be issued for all of the outstanding stock of L.S.B.

NOTE 4. SECURITIES

  Investment securities at December 31, 1993, 1992, and 1991 were:

                                                Gross      Gross    Approximate
                                      Book    Unrealized Unrealized   Market
1993--HELD TO MATURITY               Value      Gains      Losses      Value
- - - ------------------------------------------------------------------------------
U.S. Treasury                      $1,266,868    4,175     2,076     1,268,967
U.S. Government agencies and cor-
 porations                             71,705      862        13        72,554
State and municipal                   123,997    8,192       108       132,081
Other securities                       13,157    6,961         1        20,117
- - - ------------------------------------------------------------------------------
                                   $1,475,727   20,190     2,198     1,493,719
                                   ===========================================
1993--AVAILABLE FOR SALE
- - - ------------------------------------------------------------------------------
U.S. Treasury                      $  631,237    5,832       221       636,848
U.S. Government agencies and cor-
 porations                              5,582        5       --          5,587
Mortgage-backed securities of
 U.S. Government agencies              88,267    5,361        24        93,604
- - - ------------------------------------------------------------------------------
                                   $  725,086   11,198       245       736,039
                                   ===========================================
1992--HELD TO MATURITY
- - - ------------------------------------------------------------------------------
U.S. Treasury                      $1,048,577   10,364       581     1,058,360
U.S. Government agencies and cor-
 porations                            144,118    2,888       171       146,835
Mortgage-backed securities of
 U.S. Government agencies              45,348    2,345       --         47,693
State and municipal                   139,514    7,571        80       147,005
Other securities                        8,427      572        16         8,983
- - - ------------------------------------------------------------------------------
                                   $1,385,984   23,740       848     1,408,876
                                   ===========================================
1992--AVAILABLE FOR SALE
- - - ------------------------------------------------------------------------------
U.S. Treasury                      $  456,113    8,441        72       464,482
- - - ------------------------------------------------------------------------------
                                   $  456,113    8,441        72       464,482
                                   ===========================================
1991--HELD TO MATURITY
- - - ------------------------------------------------------------------------------
U.S. Treasury                      $  934,382   26,853        32       961,203
U.S. Government agencies and cor-
 porations                            138,733    4,368       --        143,101
Mortgage-backed securities of
 U.S. Government agencies             408,217   14,784       104       422,897
State and municipal                   187,575    8,615        21       196,169
Other securities                       41,352    1,548        11        42,889
- - - ------------------------------------------------------------------------------
                                   $1,710,259   56,168       168     1,766,259
                                   ===========================================

  The aggregate value of securities at December 31, 1993 by contractual maturity were:

                                                   Approximate
                                                     Market
                                        Book Value    Value
- - - -------------------------------------------------------------
Due in one year or less                 $  744,378    750,934
Due after one year through five years    1,287,675  1,291,908
Due after five years through ten years      59,543     64,606
Due after ten years                         20,950     28,706
- - - -------------------------------------------------------------
Mortgage-backed securities                  88,267     93,604
- - - -------------------------------------------------------------
                                        $2,200,813  2,229,758
                                        =====================

  Securities with aggregate par values of $775,955, $399,672 and $323,460 at December 31, 1993, 1992 and 1991, respectively, were pledged as collateral to secure public deposits and for other purposes.

  In 1993 gross gains of $1,411 and gross losses of $33 were realized on securities available for sale transactions. Gross gains of $8,400 and gross losses of $2,388 were realized on securities transactions in 1992. Gross gains of $11,116 and gross losses of $357 were realized on securities transactions in 1991.

  BB&T will adopt the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", as of January 1, 1994. It is anticipated that the implementation of the provisions of this statement will have no material impact on either the results of operations or financial condition of BB&T.

NOTE 5. LOANS

  At December 31, 1993 and 1992, loans consisted of the following:

                                               1993      1992
- - - ----------------------------------------------------------------
Commercial and industrial                   $1,007,281   910,006
Real estate--construction                      423,601   364,024
Real estate--mortgage                        4,216,650 3,196,618
Installment and other loans to individuals     663,278   481,659
- - - ----------------------------------------------------------------
                                             6,310,810 4,952,307
- - - ----------------------------------------------------------------
Less:
 Deferred fees and costs                         3,363     3,816
 Unearned interest                               1,004     1,883
- - - ----------------------------------------------------------------
                                            $6,306,443 4,946,608
                                            ====================
Included in the above:
 Nonaccrual loans                           $   29,328    26,877
 Restructured loans                              1,303       945
                                            ====================

  Loans classified as "real estate--mortgage" include loans secured by residential properties of $3,031,282 in 1993 and $2,056,209 in 1992, including $352,213 and $237,835 held for sale in 1993 and 1992, respectively. The market values of the loans held for sale were $352,213 and $238,207 at December 31, 1993 and 1992, respectively.

  Interest income that would have been recorded on nonaccrual and restructured loans for the years ended December 31, 1993, 1992 and 1991 had they performed in accordance with the original terms throughout each of the periods amounted to approximately $1,588, $1,983 and $5,404, respectively. Interest income on such loans included in the results of operations for each of the years amounted to approximately $645, $745 and $1,518, respectively.

  The Banks make loans to executive officers and directors of BB&T and the Banks and to their associates. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The aggregate dollar amount of these loans was $83,468 and $67,824 at December 31, 1993 and 1992, respectively. During 1993, $37,518 of new loans were made and repayments totalled $21,874.

NOTE 6. ALLOWANCE FOR LOAN LOSSES

  A summary of transactions affecting the allowance for loan losses follows:

                                     1993    1992   1991
- - - ---------------------------------------------------------
Balance at beginning of year       $ 73,085 63,486 43,816
Provision for loan losses            17,500 30,447 38,709
Allowances of purchased companies    10,560    825  6,313
- - - ---------------------------------------------------------
  Total                             101,145 94,758 88,838
- - - ---------------------------------------------------------
Deduct:
  Loans charged-off                  18,590 25,550 27,642
  Less recoveries                     5,680  3,877  2,290
- - - ---------------------------------------------------------
    Net loans charged-off            12,910 21,673 25,352
- - - ---------------------------------------------------------
Balance at end of year             $ 88,235 73,085 63,486
                                   ======================

NOTE 7. BANK PREMISES AND EQUIPMENT

  Following is a summary of bank premises and equipment at December 31, 1993 and 1992:

                                                Net
                                 Accumulated   Book
1993                      COST   Depreciation  Value
- - - -----------------------------------------------------
Land                    $ 17,873       --      17,873
Buildings                 74,474    28,561     45,913
Leasehold improvements    23,326     7,210     16,116
Equipment                109,720    56,828     52,892
- - - -----------------------------------------------------
                        $225,393    92,599    132,794
                        =============================
1992
- - - -----------------------------------------------------
Land                    $ 13,201       --      13,201
Buildings                 46,618    19,521     27,097
Leasehold improvements    16,196     5,534     10,662
Equipment                 84,002    44,587     39,415
- - - -----------------------------------------------------
                        $160,017    69,642     90,375
                        =============================

  Estimated useful lives of depreciable assets used for calculating depreciation and amortization are: buildings, 40 years; leasehold improvements, 10-40 years; and equipment, 3-10 years.

NOTE 8. SHORT-TERM BORROWED FUNDS

  At December 31, 1993 and 1992, short-term borrowed funds consisted of the following:

                                                                1993    1992
- - - ------------------------------------------------------------------------------
Federal funds purchased and securities sold under agreements
 to repurchase                                                $848,710 499,078
Advances from Federal Home Loan Bank of Atlanta                  2,500     500
Master notes                                                   133,115 110,605
- - - ------------------------------------------------------------------------------
                                                              $984,325 610,183
                                                              ================

  Master notes are commercial paper issued by BB&T under a master agreement with a term not to exceed 270 days. Borrowings under the agreement generally mature on a daily basis.

  On December 31, 1993, BB&T had $55,000 of unused bank lines of credit. Annual commitment fees of approximately 3/16 of 1% of these lines are paid by BB&T to unaffiliated banks.

  The following table presents certain information for each major category of short-term borrowings:

                                                     Federal Funds Purchased
                                                          and Securities
                                                     Sold Under Agreements to
                                                            Repurchase
                                                     -------------------------
                                                       1993     1992    1991
- - - ------------------------------------------------------------------------------
Amount outstanding December 31                       $848,710  499,078 221,367
Average outstanding balance                           638,718  326,365 139,681
Maximum amount outstanding at end of any month dur-
 ing the year                                         980,414  622,766 260,624
Approximate weighted average interest rate:
 During the year                                          3.0%     3.2     5.9
 End of year                                              3.0      2.9     4.0

                                                           Master Notes
                                                     -------------------------
                                                       1993     1992    1991
- - - ------------------------------------------------------------------------------
Amount outstanding December 31                       $133,115  110,605 129,567
Average outstanding balance                           150,079  155,877 163,040
Maximum amount outstanding at end of any month dur-
 ing the year                                         163,216  159,728 185,660
Approximate weighted average interest rate:
 During the year                                          2.8%     3.3     5.4
 End of year                                              2.7      2.7     3.7

NOTE 9. LONG-TERM DEBT

  At December 31, 1993 and 1992, long-term debt consisted of the following:

                                                       1993    1992
- - - ---------------------------------------------------------------------
Floating rate subordinated notes due 1997            $ 50,000  50,000
8 3/4% convertible subordinated debentures due 2005       --   34,025
Advances from Federal Home Loan Bank of Atlanta        62,167  36,500
Medium-term bank notes                                231,868     --
Other                                                   2,701   2,917
- - - ---------------------------------------------------------------------
                                                     $346,736 123,442
                                                     ================

  On April 15, 1993, BB&T called for redemption all of its outstanding 8 3/4% convertible subordinated debentures due March 15, 2005. The redemption date was May 17, 1993 and the debentures were converted into 1,916,084 shares of common stock.

  The interest rate on the floating rate subordinated notes is adjusted quarterly to 1/4% above the London interbank offered quotations. At December 31, 1993, the interest rate was 5.25%. The notes are redeemable, at par plus accrued interest, at the option of BB&T, in whole or in part.

  In the third quarter of 1993, BB&T-N.C. put in place a program which will allow it to issue $500,000 of medium-term notes as needed to meet ongoing funding and operational needs. At December 31, 1993, BB&T had outstanding $231,868 of the notes with a weighted average interest rate of 4.76% and maturing in 1996.

  Advances from the Federal Home Loan Bank of Atlanta are collateralized by Treasury securities and real estate loans. The advances have remaining maturities of up to eight years and have fixed interest rates varying from 5.52% to 8.95%. The principal maturities of the advances for each of the five years subsequent to December 31, 1993 are $3,000 in 1994, $24,667 in 1995, $13,000 in 1996, $14,500 in 1997 and $2,000 in 1998.

NOTE 10. EMPLOYEE BENEFIT PLANS

  The Banks sponsor a noncontributory defined benefit pension plan covering substantially all of their employees. The benefits are based on years of service, age at retirement and the employee's compensation during the last five years of employment. Contributions to the plan are based upon the Frozen Initial Liability actuarial funding method and comply with the funding requirements of the Employee Retirement Income Security Act.

  The following table sets forth the funded status of the pension plan and amounts recognized in BB&T's consolidated financial statements at December 31, 1993, 1992 and 1991:

                                                      1993     1992     1991
- - - ------------------------------------------------------------------------------
ACTUARIAL PRESENT VALUE OF THE BENEFIT OBLIGATION
Accumulated benefit obligation:
 Vested benefits                                    $ 36,749   28,651   23,553
 Nonvested benefits                                    2,067    1,593    1,188
- - - ------------------------------------------------------------------------------
                                                    $ 38,816   30,244   24,741
                                                    ==========================
Projected benefit obligation for services rendered
 to date                                            $(64,033) (49,739) (38,795)
Plan assets at fair value, primarily listed stocks
 and U.S. Government securities                       53,208   48,636   40,206
- - - ------------------------------------------------------------------------------
Excess (deficit) of plan assets over the projected
 benefit obligation                                  (10,825)  (1,103)   1,411
Unrecognized net loss from past experience
 different from that assumed and effects of
 changes in assumption                                12,032    3,978    3,061
Unrecognized prior service cost                        1,890    2,038      709
Unrecognized net asset being amortized over 17.6
 years                                                (6,869)  (7,587)  (8,304)
- - - ------------------------------------------------------------------------------
Accrued pension cost included in other liabilities  $ (3,772)  (2,674)  (3,123)
                                                    ==========================
COMPONENTS OF NET PERIODIC PENSION EXPENSE
Service cost--benefits earned during the period     $  3,407    3,189    2,543
Interest cost on projected benefit obligation          3,946    3,561    2,740
Actual return on plan assets                          (4,331)  (4,150)  (7,143)
Net amortization and deferral                           (688)    (388)   3,629
- - - ------------------------------------------------------------------------------
Net periodic pension expense included in employee
 benefits                                           $  2,334    2,212    1,769
                                                    ==========================

  Plan assets included 100,000 shares of BB&T's common stock at December 31, 1993, 1992 and 1991. The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 7% and 5.5%, respectively for 1993 and 8% and 6%, respectively for 1992 and 1991. The expected long-term rate of return on pension plan assets was 9% for each of the years reported.

  Effective January 1, 1993, BB&T adopted Statement of Financial Accounting Standards No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"), which requires the accrual of nonpension benefits over the employees' active service period, defined as the date of employment up to the date of the employees' eligibility for such benefits. Prior to 1993, BB&T provided health care benefits to retirees and expensed those costs as incurred. Retiree health care costs totalling approximately $430 were paid during 1992. Effective January 1, 1993, BB&T revised the retiree health care plan to provide a flexible benefit amount which retirees can use to purchase health care and life insurance benefits. BB&T has elected to amortize the accumulated postretirement benefit obligation of approximately $11,744 over a period of 21 years as a component of the postretirement benefit cost. The weighted-average discount rate used in determining the actuarial present value of the projected benefit obligation was 7%. The assumed initial rate of increase in medical costs was 15%, declining to 6%, with a general inflation rate of 4%. A 1% increase in assumed health cost would have no effect on the service and interest cost, but would increase the accumulated postretirement benefit obligation by 3%.

  The following table sets forth the components of the retiree benefit plan and the amount recognized in BB&T's consolidated financial statements at December 31, 1993.

                                                     1993
- - - ------------------------------------------------------------
NET PERIODIC POSTRETIREMENT BENEFIT COST
Service cost                                       $    191
Interest cost                                           915
Amortization of transition obligation                   559
- - - ------------------------------------------------------------
  Total Expense                                    $  1,665
                                                   ========
RECONCILIATION OF FUNDED STATUS
Accumulated postretirement benefit obligation:
 Retirees and beneficiaries eligible for benefits  $  7,080
 Active employees fully eligible for benefits         4,491
 Active employees, not fully eligible for benefits    2,323
- - - ------------------------------------------------------------
  Total                                              13,894
- - - ------------------------------------------------------------
Funded status                                      $(13,894)
Unrecognized transition obligation                   11,185
Unrecognized net loss                                 1,478
- - - ------------------------------------------------------------
Balance sheet (liability)                          $ (1,231)
                                                   ========


  The Savings and Thrift Plan permits eligible employees to make contributions up to 16% of base compensation, with the Banks' matching contributions up to four percent of the employee's base compensation.

  Amounts expensed for employee benefit plans were as follows:

                                       1993  1992  1991
- - - --------------------------------------------------------
Pension                               $2,334 2,212 1,769
Retiree benefits other than pensions   1,665   430   350
Savings and thrift                     2,791 2,288 1,876
- - - --------------------------------------------------------
                                      $6,790 4,930 3,995
                                      ==================

NOTE 11. INCOME TAXES

  Effective January 1, 1993, BB&T adopted Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS 109"). BB&T applied the provisions of SFAS 109 prospectively and did not restate previously reported results of operations. For years prior to 1993, BB&T used the deferral method of accounting for income taxes. The cumulative effect of the change in the method of accounting for income taxes had no impact on either the financial position or results of operations for BB&T.

  The components of income tax expense (benefit), were as follows:

                     1993     1992    1991
- - - --------------------------------------------
Currently payable:
 Federal            $49,345  37,400  27,533
 State                4,895   3,724   3,255
- - - --------------------------------------------
                     54,240  41,124  30,788
- - - --------------------------------------------
Deferred:
 Federal             (5,140) (1,576) (4,365)
 State               (1,262)   (129)   (890)
- - - --------------------------------------------
                     (6,402) (1,705) (5,255)
- - - --------------------------------------------
                    $47,838  39,419  25,533
                    =======================

  The sources of timing differences resulting in deferred income taxes and the tax effect of each were as follows:

                                                                1992     1991
- - - -------------------------------------------------------------------------------
Provision for loan losses                                      $(2,310) (5,016)
Federal Home Loan Bank dividends                                (1,034)     51
Accrual of deferred income taxes on taxable bad debt reserves    3,800     --
Other                                                           (2,161)   (290)
- - - -------------------------------------------------------------------------------
                                                               $(1,705) (5,255)
                                                               ===============

  Total income tax expense was less than the amount computed by applying the federal income tax rate of 35% in 1993 and 34% in 1992 and 1991 to income before income taxes. The reasons for the difference were as follows:

                                                       1993     1992    1991
- - - ------------------------------------------------------------------------------
Tax expense at statutory rate                         $51,126  39,406  30,686
Increase (decrease) resulting from:
 State income taxes, net of federal tax benefit         2,361   2,373   1,561
 Tax-exempt interest income, net of disallowed inter-
  est expense                                          (3,679) (4,802) (6,602)
 Other items, net                                      (1,970)  2,442    (112)
- - - ------------------------------------------------------------------------------
 Income taxes                                         $47,838  39,419  25,533
                                                      =======================

  The tax effects of cumulative temporary differences that resulted in a net deferred tax asset of $18,405 at December 31, 1993 are presented below:

- - - --------------------------------------------
Deferred tax assets:
 Bad debt provision                $ 14,343
 Pension expense                      1,938
 Deferred directors' compensation     1,538
 Net deferred loan fees               1,652
 Other                                4,486
- - - --------------------------------------------
  Total gross deferred assets        23,957
- - - --------------------------------------------
Deferred tax liabilities:
 Depreciation                        (1,607)
 Federal Home Loan Bank dividends    (1,043)
 Other                               (2,902)
- - - --------------------------------------------
  Total gross deferred liabilities   (5,552)
- - - --------------------------------------------
  Net deferred tax asset           $ 18,405
                                   ========

  A valuation allowance is not considered necessary because of prior years' taxable income available for carryback and the probability of future taxable earnings.

NOTE 12. COMMON STOCK

  Pursuant to provisions of the Long Term Incentive Plan, options to purchase up to 1,000,000 shares of BB&T's common stock may be granted to key personnel. The current plan is a successor to the plans of 1983 and 1988. As of December 31, 1993, 483,791 shares have been issued for options granted and exercised under the plans. In August 1991, BB&T adopted the Special Purpose Option and Restricted Stock Plan. Pursuant to the provisions of the plan, up to 1,000,000 shares of BB&T's common stock may be granted to selected employees and directors of thrifts acquired through purchase conversions. As of December 31, 1993, 38,518 shares have been issued for options granted and exercised under this Plan. Under all option plans, the option price is the fair market value of the stock at the date of grant. Options normally vest over a five-year period, beginning one year from the date granted. All options expire not more than 10 years from the date of the grant, if not previously exercised.

  Activity in the stock option plans for the past three years was as follows:

                                           Shares Under Option
- - - -------------------------------------------------------------------------------
                              1993 Range of             Year Ended
                             Exercise Prices           December 31,
- - - -------------------------------------------------------------------------------
                               High     Low      1993       1992       1991
- - - -------------------------------------------------------------------------------
Outstanding at beginning of
 year                          $26.88   13.75  1,331,112  1,166,062    815,308
Add (deduct):
 Granted                        34.63   30.63    329,639    265,290    507,257
 Options of acquired
  companies                     16.30    8.53     52,949        --         --
 Cancelled or expired           33.25   17.00    (14,842)    (7,905)   (69,531)
Exercised                       26.88    8.53   (112,621)   (92,335)   (86,972)
- - - -------------------------------------------------------------------------------
Outstanding at end of year      34.63    8.53  1,586,237  1,331,112  1,166,062
                                              ================================
Average price per share:
 Exercised during year                        $    15.94      17.12      17.49
 Outstanding at end of year                        22.41      19.77      17.43
                                              ================================
Options exercisable                              676,844    423,953    247,883
                                              ================================

  The Special Purpose Option and Restricted Stock Plan also provides for shares of BB&T's common stock to be awarded to selected employees and directors of thrifts acquired through purchase conversions. The awarded shares are subject to the terms, conditions and restrictions of the Plan, which prohibit the sale or assignment of the shares during the restricted period. In the event, the Grantee's employment with BB&T terminates, other than by death, disability or retirement, prior to the lapse of the restriction period, such awarded shares shall be forfeited by the Grantee. During 1991 through 1993, 173,938 shares of BB&T's common stock were awarded to employees of acquired companies.

  BB&T also has a Non-Employee Directors Stock Option Plan. Pursuant to the provisions of the Plan, Directors of BB&T Financial Corporation may elect to receive stock options in lieu of cash for annual retainers. Options to purchase up to 250,000 shares of BB&T's common stock may be granted under this Plan. Six months after each election date, options are granted at an exercise price of 75% of the fair market value of a share on the date of grant. An option may be exercised six months from the date of grant. Each option share expires ten years from its date of grant. At December 31, 1993, options have been granted for 32,211 shares under this Plan and 217,789 shares were reserved for future use.

  BB&T has reserved shares of its common stock for issuance under the Dividend Reinvestment and Shareholder Savings Service. As of December 31, 1993, 11,836 shares of BB&T's common stock were reserved and unissued under the Plan. During the years 1993, 1992 and 1991, respectively, 263,090, 250,866 and 238,885 shares were issued through the dividend reinvestment program.

  BB&T has reserved shares of its common stock to be issued under the Savings and Thrift Plan. During the years 1993, 1992 and 1991, respectively, 375,583, 303,088 and 232,306 shares were issued under this Plan. As of December 31, 1993, 183,760 shares of BB&T's common stock were reserved and unissued for use under the Savings and Thrift Plan.

  In August, 1991, BB&T established an Employee Stock Ownership Plan (ESOP). The ESOP borrowed $3,041 in 1991, $664 in 1992 and $2,314 in 1993 from BB&T to purchase 150,613, 26,000 and 79,285 shares, respectively of BB&T common stock for the benefit of employees of acquired thrifts. The loans were guaranteed by BB&T-N.C. Eligible employees of the thrifts acquired through purchase conversions, are allocated shares based upon years of service and level of compensation. Shares vest equally over a period of five years. Dividends on shares held in the ESOP are paid to participants.

NOTE 13. REGULATORY RESTRICTIONS

  Subject to restrictions imposed by state laws and federal regulations, the Boards of Directors of the subsidiary Banks and savings Banks may declare dividends from their retained earnings up to $396,834 at December 31, 1993. The subsidiaries are prohibited by law from paying dividends from their capital stock and paid-in capital accounts which totalled $417,059 at December 31, 1993, and are required by regulatory authorities to maintain minimum capital levels.

  The subsidiary Banks and savings Banks are required to maintain reserve balances with the Federal Reserve Bank. The amounts of these reserve balances at December 31, 1993 totalled $93,434.

NOTE 14. COMMITMENTS AND CONTINGENCIES

  The Banks have entered into leases for bank premises and equipment which are accounted for as operating leases. Leases for equipment generally have 1 to 5 year terms. Leases for real property vary in terms from 3 to 25 years with additional options for renewal of the leases generally from 5 to 20 years. Real estate taxes, insurance and maintenance expenses are obligations of the Banks. The Banks expect to renew leases or replace leases as they expire with leases on other property.

  A summary of rent expense charged to operations follows:

            Leases
      ------------------   Less      Net
                  Bank   Operating  Rent
      Equipment Premises Subleases Expense
- - - ------------------------------------------
1993   $4,739    10,277    1,073   13,943
1992    4,093     9,239    1,046   12,286
1991    4,519     8,501      387   12,633

  A summary of noncancellable lease commitments for equipment and banking facilities follows:

                              Net Lease
            Leases  Subleases Commitment
- - - ----------------------------------------
1994        $10,949     314     10,635
1995         10,213     260      9,953
1996          8,914     173      8,741
1997          8,532     107      8,425
1998          7,711     100      7,611
Thereafter   49,296     242     49,054
- - - ----------------------------------------
            $95,615   1,196     94,419
            ============================

  In the normal course of business, commitments are outstanding that are not reflected in the financial statements. A summary of these commitments at December 31, 1993 and 1992 follows:

                                             1993      1992
- - - --------------------------------------------------------------
Commitments to extend credit:
 Credit card and other consumer lines     $  520,565   488,456
 Commercial and industrial                 1,286,591   898,766
Standby letters of credit                    117,023   107,479
Commercial and similar letters of credit      10,891     8,451
Interest rate contracts:
 Forward commitments to sell loans           185,000       --
 Swaps                                     1,410,000 1,025,000

  BB&T's exposure to credit loss is represented by the contractual amount of the commitments to extend credit, standby letters of credit and commercial letters of credit. The notional amounts of interest rate swap and option agreements express only the extent of involvement of BB&T and, amounts subject to risk (cash flows from gains at settlement) are significantly smaller than the notional or contractual values.

  BB&T makes contractual commitments to extend credit so long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitments do not necessarily represent future cash requirements. In making the commitments, BB&T applies the same credit standards used in the lending process, and periodically reassesses the customers' creditworthiness through ongoing credit reviews. The majority of the outstanding lines of credit have stated interest rates that are directly related to the prime rate of interest.

  BB&T provides standby letters of credit and guarantees, which are issued on behalf of customers in connection with contracts between the customers and third parties. The majority of the standby letters of credit consist of performance assurances made on behalf of customers who have a contractual commitment to produce or deliver goods or services. The business ventures for which these credits are employed vary widely and frequently require long periods of time for completion. BB&T applies the same credit standards used in the lending process, and, once issued, the commitment is irrevocable and remains valid until its expiration. Credit risk arises from the obligation of BB&T to make payment in the event of the customers' contractual default.

  BB&T issues commercial letters of credit to facilitate foreign and domestic trade transactions. The instruments are short-term commitments to pay a third party beneficiary under certain contractual conditions for the shipment of goods. The contracts are subject to the same credit standards used in the lending process and are generally collateralized by the merchandise being shipped.

  BB&T extends credit to customers through its subsidiary Banks in North and South Carolina. A vast majority of loans are to businesses with operations headquartered in the two Carolinas, although a limited number of loans have been made to businesses which are domiciled in other states but have operations in the Carolinas. The loan portfolios are well diversified within industry segments and secured loans are well collateralized.

  BB&T also utilizes interest rate contracts, primarily swaps and collars, in the management of the interest rate sensitivity of BB&T's net interest income. Interest rate contracts generally have terms of one year or longer. The risks associated with such contracts are exposure to movements in interest rates and the ability of counterparties to meet the terms of the contracts. Credit risk exposure is managed through BB&T's standard credit approval and review process.

  Various legal proceedings against BB&T and its subsidiaries have arisen from time to time in the normal course of business. Management believes liabilities arising from these proceedings, if any, will have no material adverse effect on the financial position of BB&T or its subsidiaries.

NOTE 15. PARENT COMPANY FINANCIAL INFORMATION

  BB&T's (parent company only) condensed balance sheets as of December 31, 1993 and 1992, and the related condensed statements of income and cash flows for each of the years in the three-year period ended December 31, 1993, were as follows:

- - - --------------------------------------------------------------------------------
                            CONDENSED BALANCE SHEETS

- - - ----------------------------------------------------------------------------
                                                              December 31,
                                                              1993    1992
- - - ----------------------------------------------------------------------------
Assets
 Cash and interest-bearing deposits                         $136,217 128,751
 8 3/4% subordinated capital note receivable from BB&T-N.C.      --   33,128
 11% note receivable from BB&T-N.C.                           30,000  30,000
 Investment in bank and savings bank subsidiaries at under-
  lying book value                                           814,078 603,548
 Other assets                                                  7,617   7,262
- - - ----------------------------------------------------------------------------
  Total assets                                              $987,912 802,689
                                                            ================
Liabilities and Shareholders' Equity
 Master notes                                               $133,115 110,605
 Advance from bank subsidiary                                 58,250     --
 Long-term debt                                               50,000  84,025
 Other liabilities                                             3,035   1,678
 Shareholders' equity                                        743,512 606,381
- - - ----------------------------------------------------------------------------
  Total liabilities and shareholders' equity                $987,912 802,689
                                                            ================

- - - --------------------------------------------------------------------------------
                         CONDENSED STATEMENTS OF INCOME

- - - -------------------------------------------------------------------------------
                                                    Year Ended December 31,
                                                      1993     1992     1991
- - - -------------------------------------------------------------------------------
Income
 Dividends from bank and savings bank subsidiaries   $33,029   25,025   24,471
 Interest and other income from bank and savings
  bank subsidiaries                                   10,245   14,008   17,688
 Other                                                    41     (415)     --
- - - -------------------------------------------------------------------------------
  Total income                                        43,315   38,618   42,159
- - - -------------------------------------------------------------------------------
Expenses
 Interest on master notes                              4,174    5,144    8,791
 Interest on long-term debt                            3,505    5,921    7,062
 Other                                                 3,447    2,356    2,335
- - - -------------------------------------------------------------------------------
  Total expenses                                      11,126   13,421   18,188
- - - -------------------------------------------------------------------------------
Income before income taxes and equity in undis-
 tributed income of bank and savings bank subsidi-
 aries                                                32,189   25,197   23,971
Income tax (credit) on parent company only income       (387)    (132)    (384)
- - - -------------------------------------------------------------------------------
Income before equity in undistributed income of
 bank and savings bank subsidiaries                   32,576   25,329   24,355
Equity in undistributed income of bank and savings
 bank subsidiaries                                    65,660   51,153   40,364
- - - -------------------------------------------------------------------------------
Net income                                           $98,236   76,482   64,719
                                                    ==========================

- - - -----------------------------------------------------------------------------
                       CONDENSED STATEMENTS OF CASH FLOWS

- - - -----------------------------------------------------------------------------
                                                   Year Ended December 31,
                                                     1993     1992     1991
- - - -----------------------------------------------------------------------------
Cash Flows from Operating Activities:
Income from bank and savings bank subsidiaries:
 Interest                                          $  8,360   11,550   16,219
 Dividends                                           33,029   25,025   24,371
 Management fees                                      2,004    2,004    2,004
Interest paid                                        (7,712) (11,076) (15,867)
Other expense                                        (3,151)    (980)  (1,679)
- - - -----------------------------------------------------------------------------
  Net cash provided by operating activities          32,530   26,523   25,048
- - - -----------------------------------------------------------------------------
Cash Flows from Investing Activities:
Sales of securities                                     180      223    2,007
Purchase of securities                               (1,761)    (800)     --
Investments in joint ventures and partnerships          134      167     (542)
Cash payment for purchased companies                (58,250)     --   (13,422)
Cash payment for stock acquired through purchase
 conversions                                        (28,818)  (9,690) (41,864)
Capital investment in bank subsidiary                   --       --   (12,000)
Other                                                (3,513)  (1,308)  (3,467)
- - - -----------------------------------------------------------------------------
  Net cash used in investing activities             (92,028) (11,408) (69,288)
- - - -----------------------------------------------------------------------------
Cash Flows from Financing Activities:
Net increase (decrease) in short-term borrowed
 funds                                               22,510  (18,962)  (5,737)
Advances from bank subsidiary                        58,250      --       --
Proceeds from issuance of common stock               48,354   25,468   61,017
Redemption of common stock                          (30,270)  (6,767)    (830)
Dividends paid                                      (33,431) (24,997) (21,196)
Other                                                 1,551    1,441   (3,002)
- - - -----------------------------------------------------------------------------
  Net cash provided (used) by financing activities   66,964  (23,817)  30,252
- - - -----------------------------------------------------------------------------
Net increase (decrease) in cash and cash equiva-
 lents                                                7,466   (8,702) (13,988)
Cash and cash equivalents on January 1              128,751  137,453  151,441
- - - -----------------------------------------------------------------------------
Cash and cash equivalents on December 31           $136,217  128,751  137,453
                                                   ==========================
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Common stock issued:
 Employee benefit plans                            $  2,263    2,260      --
 Conversion of debentures                            33,311      346       31
 Purchased company                                   22,298      --    12,606
 Employee stock ownership plan                        2,314      664    2,841
Loan to employee stock ownership plan                (2,314)    (664)  (2,841)
                                                   ==========================

16. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

  Statement Number 107 of the Financial Accounting Standard Board requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the statement of financial position, for which it is practicable to estimate fair value. The fair value estimates are made at a discreet point and time based on relevant market information and information about the financial instruments. Because no market exists for a significant portion of BB&T's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and such other factors. These estimates are subjective in nature and involve uncertainties in matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

  The estimated fair values of BB&T'S financial instruments follow, together with descriptions of methods and assumptions used to estimate the fair value of each class of financial instrument for which it is practical to estimate such value.

  The carrying amount of cash and short-term investments is a reasonable estimate of fair value. The fair values of such instruments at December 31, 1993, and 1992 were $408,135 and $319,670, respectively.

  For investment securities and securities available for sale, fair values are based on quoted market prices or dealer quotes. At December 31, 1993 and 1992 the fair values of investment securities were $736,039 and $464,482, respectively, and the fair values of investments available for sale were $1,493,719 and $1,408,876, respectively.

  For floating rate loans, credit card receivables, home equity lines and other consumer lines of credit, the carrying amount less an estimate of credit losses inherent in the portfolio is a reasonable estimate of fair value. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans of similar maturities would be made to borrowers with similar credit ratings, reduced by an estimate of credit losses inherent in the portfolio. Fair value does not include the value of customer relationships or unused consumer lines of credits. The estimated fair values of loans at December 31, 1993 and 1992 were $6,370,161 and $4,926,680, respectively.

  For demand deposits, savings accounts and certain money market deposits payable on demand the carrying amounts are the fair values. The fair values of fixed-maturity certificates of deposit and individual retirement accounts are estimated using the rates currently offered for deposits of similar remaining maturities. For variable rate individual retirement accounts, the carrying amount is a reasonable estimate of fair value. The fair values of deposit liabilities at December 31, 1993 and 1992 are estimated to be $7,018,303 and $5,859,384, respectively.

  The carrying amount of short-term borrowed funds, including federal funds purchased, securities sold under agreements to repurchase and master notes, is a reasonable estimate of fair value. The fair values of short-term borrowed funds at December 31, 1993 and 1992 were $984,325 and $610,183, respectively.

  Long-term debt included convertible subordinated debentures, floating rate subordinated notes, advances from the Federal Home Loan Bank and medium-term bank notes. The convertible subordinated debentures were callable at 102.65 at December 31, 1992, which was considered a reasonable estimate of fair value. The convertible subordinated debentures were redeemed in 1993. The floating rate subordinated notes reprice quarterly and the carrying amount is a reasonable estimate of fair value. The fair values of the advances from the Federal Home Loan Bank are based on the discounted value of contractual cash flows, using the rates currently offered for borrowings of similar remaining maturities. The fair values of the medium-term bank notes are based on the market price of the notes on December 31, 1993. The fair values of long-term debt at December 31, 1993 and 1992 were $349,437 and $124,902, respectively.

  The fair value of interest rate contracts (used for hedging purposes) is the estimated amount that BB&T would receive or pay to terminate the contract agreements at the reported date, taking into account current interest rates and the current credit-worthiness of the contract counterparties. The fair values of interest rate contract agreements at December 31, 1993 and 1992 are estimated to be $16,383 and $20,263, respectively.

  The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. The fair values of letters of credit at December 31, 1993 and 1992 are estimated to be $1,919 and $1,710, respectively.

                          INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND SHAREHOLDERS
BB&T FINANCIAL CORPORATION

  We have audited the accompanying consolidated balance sheets of BB&T Financial Corporation and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BB&T Financial Corporation and subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1993, in conformity with generally accepted accounting principles.

(ART)

Raleigh, North Carolina
January 19, 1994

                     STATEMENT OF MANAGEMENT RESPONSIBILITY

  Management of BB&T Financial Corporation is responsible for the content of the financial information contained herein. In order to meet this responsibility, the financial statements have been prepared in conformity with generally accepted accounting principles appropriate in the circumstances to reflect, in all material respects, substance of events and transactions that should be included.

  The accounting systems, which record, summarize and report financial data, and related internal accounting controls of BB&T Financial Corporation and its subsidiaries are designed to provide reasonable assurance that the financial records are reliable for preparing financial statements and maintaining accountability for assets, including safeguarding assets against loss from unauthorized use or disposition. The system of internal controls is augmented by written policies, internal audits and staff training programs.

  The Audit Committee of BB&T Financial Corporation, composed solely of outside directors, reviews the internal audit function and meets periodically with representatives of KPMG Peat Marwick, certified public accountants, whose selection to express an independent professional opinion as to the fairness of the presentation of BB&T Financial Corporation's financial statements has been ratified by the shareholders.


/s/ John A. Allison                       /s/ Scott E. Reed

John A. Allison                           Scott E. Reed
Chairman of the Board and Chief           Senior Executive Vice President and
Executive Officer                         Treasurer
BB&T Financial Corporation                BB&T Financial Corporation

January 19, 1994

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

                                          BB&T Financial Corporation
                                          (Registrant)

March 17, 1994                            /s/ John A. Allison
                                          John A. Allison,
                                          Chairman of the Board of Directors
                                           and Principal Executive Officer

                                          /s/ Scott E. Reed
March 17, 1994                            Scott E. Reed,
                                          Treasurer and Principal Financial
                                           and Accounting Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THIS REPORT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS ON BEHALF OF THE REGISTRANT AND IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURES                         TITLE                DATE

         /s/ John A. Allison            Chairman of the          February 23,
- - - -------------------------------------    Board and Chief             1994
           JOHN A. ALLISON               Executive Officer

          /s/ Scott E. Reed             Treasurer and            February 23,
- - - -------------------------------------    Principal Financial         1994
            SCOTT E. REED                Accounting Officer

      /s/ Joseph B. Alala, Jr.          Director                 February 23,
- - - -------------------------------------                                1994
        JOSEPH B. ALALA, JR.

          /s/ Watson Barnes             Director                 February 23,
- - - -------------------------------------                                1994
          W. WATSON BARNES

        /s/ Paul B. Barringer           Director                 February 23,
- - - -------------------------------------                                1994
          PAUL B. BARRINGER

             SIGNATURES                         TITLE                DATE

         /s/ Robert L. Brady            Director                 February 23,
- - - -------------------------------------                                1994
           ROBERT L. BRADY

         /s/ W.G. Clark III             Director                 February 23,
- - - -------------------------------------                                1994
           W. G. CLARK III

      /s/ Jesse W. Corbett, Jr.         Director                 February 23,
- - - -------------------------------------                                1994
        JESSE W. CORBETT, JR.

                                        Director                 February 23,
- - - -------------------------------------                                1994
       W. R. CUTHBERTSON, JR.

       /s/ Fred H. Deaton, Jr.          Director                 February 23,
- - - -------------------------------------                                1994
         FRED H. DEATON, JR.

       /s/ Joe L. Dudley, Sr.           Director                 February 23,
- - - -------------------------------------                                1994
         JOE L. DUDLEY, SR.

          /s/ Tom D. Efird              Director                 February 23,
- - - -------------------------------------                                1994
            TOM D. EFIRD

      /s/ O. William Fenn, Jr.          Director                 February 23,
- - - -------------------------------------                                1994
        O. WILLIAM FENN, JR.

         /s/ James E. Heins             Director                 February 23,
- - - -------------------------------------                                1994
           JAMES E. HEINS

      /s/ Raymond A. Jones, Jr.         Director                 February 23,
- - - -------------------------------------                                1994
        RAYMOND A. JONES, JR.

          /s/ Kelly S. King             Director                 February 23,
- - - -------------------------------------                                1994
            KELLY S. KING

       /s/ David R. LaFar III           Director                 February 23,
- - - -------------------------------------                                1994
         DAVID R. LAFAR III

             SIGNATURES                         TITLE                DATE

     /s/ J. Ernest Lathem, M.D.         Director                 February 23,
- - - -------------------------------------                                1994
       J. ERNEST LATHEM, M.D.

                                        Director                 February 23,
- - - -------------------------------------                                1994
          JAMES H. MAYNARD

                                        Director                 February 23,
- - - -------------------------------------                                1994
         A. WINNIETT PETERS

     /s/ Richard L. Player, Jr.         Director                 February 23,
- - - -------------------------------------                                1994
       RICHARD L. PLAYER, JR.

                                        Director                 February 23,
- - - -------------------------------------                                1994
          S. B. TANNER III

        /s/ Larry J. Waggoner           Director                 February 23,
- - - -------------------------------------                                1994
          LARRY J. WAGGONER

    /s/ Henry G. Williamson, Jr.        Director                 February 23,
- - - -------------------------------------                                1994
      HENRY G. WILLIAMSON, JR.

     /s/ William B. Young, M.D.         Director                 February 23,
- - - -------------------------------------                                1994
       WILLIAM B. YOUNG, M.D.

                                 EXHIBIT INDEX

 Exhibit No.             Description of Exhibit                  Reference
- - - -------------------------------------------------------------------------------
    (2)(a)   Agreement and Plan of Reorganization dated
             May 27, 1993 by and between Home Savings Bank
             of Albemarle, SSB and Registrant                Exhibit (2)(b)/1/
    (2)(b)   Agreement and Plan of Reorganization dated
             June 22, 1993 by and between Asheville
             Savings Bank, SSB and Registrant                Exhibit (2)(c)/1/
    (2)(c)   Agreement and Plan of Reorganization and Plan
             of Merger, attached as Annex A dated December
             7, 1993 by and between LSB Bancshares, Inc.
             and Registrant                                    Filed Herewith
    (3)(a)   Copy of Articles of Incorporation of
             Registrant and amendments                       Exhibit (19)(/2/)
    (3)(b)   Copy of the Bylaws of the Registrant, as
             amended                                         Exhibit (19)(/3/)
    (4)(a)   Definitive Form of Certificate for common
             stock, $2.50 par value, of Registrant             Exhibit "B"/4/
    (4)(b)   Definitive Form of Floating Rate Subordinated
             Notes due 1997, issued by Registrant            Exhibit (4)(b)/5/
    (4)(c)   Indenture dated as of December 1, 1985,
             between Registrant and Bankers Trust Company,
             Trustee, pursuant to which Registrant's
             Floating Rate Subordinated Notes due 1997 are
             issued and held                                 Exhibit (4)(c)/5/
   (10)(a)   Form of Branch Banking and Trust Company Long
             Term Incentive Plan                              Exhibit (19)/6/
   (10)(b)   Form of Branch Banking and Trust Company
             Executive Incentive Compensation Plan           Exhibit (10)(b)/7/
   (10)(c)   Form of BB&T Financial Corporation Non-
             Employee Director Stock Option Plan             Exhibit (10)(c)/8/
   (11)      Statement re Computation of Per Share
             Earnings                                          Filed Herewith
   (22)      Subsidiaries of Registrant                        Filed Herewith

- - - --------
(1) Incorporated by reference to the identified exhibit under Registrant's Form 10-Q, File No. 0-7871, filed August 13, 1993.
(2) Incorporated by reference to the identified exhibit under Registrant's Form 10-Q, File No. 0-7871, filed August 14, 1989.
(3) Incorporated by reference to the identified exhibit under Registrant's Form 10-Q, File No. 0-7871, filed August 3, 1987.
(4) Incorporated by reference to the identified exhibit under Registrant's Form 10-Q, File No. 2-50199, filed October 14, 1979.
(5) Incorporated by reference to the identified exhibit under Registrant's Registration Statement on Form S-3, No. 33-1965, filed December 5, 1985.
(6) Incorporated by reference to the identified exhibit under Registrant's Form 10-Q, File No. 0-7871, filed May 14, 1991.
(7) Incorporated by reference to the identified exhibit under Registrant's Form 10-K, File No. 0-7871, filed February 22, 1985.
(8) Incorporated by reference to the identified exhibit under Registrant's Form 10-K, File No. 0-7871, filed March 16, 1992.